Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

NORTHROP GRUMMAN CORPORATION

NEPTUNE MERGER, INC.

and

ORBITAL ATK, INC.

Dated as of September 17, 2017

i

Exhibit A                            Form of Amended and Restated Certificate of Incorporation of Orbital ATK, Inc.

GLOSSARY

Term	Section
2015 Company Performance Shares	5.04(c)(i)
2015 Performance Share Merger Consideration	5.04(c)(i)
Acceptable Confidentiality Agreement	4.02(a)
Acquisition Agreement	4.02(b)
Adverse Change Notice	4.02(b)
Adverse Recommendation Change	4.02(b)
affiliate	8.03(a)
Agreement	Preamble
Alternate Financing	5.07(c)
Appraisal Shares	2.02
Baseline Financials	8.03(b)
Benefit Plans	8.03(c)
Certificate	2.01(c)
Certificate of Merger	1.03
Citigroup	3.01(w)
Closing	1.02
Closing Date	1.02
Code	2.04(f)
Commitment Letter	3.02(f)
Company	Preamble
Company Bylaws	3.01(a)
Company Certificate	3.01(a)
Company Common Stock	2.01
Company Deferred Stock Units	3.01(c)(i)
Company Equity-Based Awards	3.01(c)(i)
Company ESPP	8.03(d)
Company Intellectual Property	3.01(o)(ii)(B)
Company Letter	3.01
Company Material Adverse Effect	8.03(e)
Company Owned Intellectual Property	3.01(o)(i)
Company Performance Shares	3.01(c)(i)
Company Personnel	8.03(f)
Company Phantom Stock Units	3.01(c)(i)
Company Preferred Stock	3.01(c)(i)
Company Restricted Shares	3.01(c)(i)
Company Stock Options	3.01(c)(i)
Company Stock Plans	8.03(g)
Confidentiality Agreement	8.03(h)
Consent	3.01(d)

Term	Section
Continuing Employee	5.05(a)
Contract	3.01(d)
Controlled Affiliate	8.03(i)
Council Regulation	8.03(j)
DGCL	1.01
Effective Time	1.03
Environmental Claims	3.01(k)
Environmental Law	3.01(k)
Environmental Permits	3.01(k)
Equity Equivalents	3.01(c)(iii)
ERISA	8.03(c)
ERISA Affiliate	8.03(l)
ESPP Participants	5.04(i)
ESPP Suspension Date	5.04(i)
Exchange Act	3.01(d)
Exchange Fund	2.04(a)
FAR	8.03(m)
FCPA	3.01(r)(v)
Fee Letter	3.02(f)
Filed Company Contract	3.01(i)
Filed SEC Document	3.01(e)(i)
Financing	3.02(f)
Financing Sources	8.03(n)
Financing Sources Related Parties	7.02
GAAP	3.01(e)(i)
Government Bid	8.03(o)
Government Contract	8.03(p)
Governmental Entity	3.01(d)
Hazardous Materials	3.01(k)
HSR Act	3.01(d)
indebtedness	8.03(q)
Intellectual Property	3.01(o)
IRS	3.01(l)(ii)
Judgment	8.03(r)
knowledge	8.03(k)
Law	8.03(s)
Leased Real Property	3.01(n)(iii)
Legal Restraints	6.01(c)
Liens	3.01(b)
Maximum Premium	5.06(c)
Measurement Time	3.01(c)(i)
Merger	Recitals

v

Term	Section
Merger Consideration	2.01(c)
New Commitment Letter	5.07(c)
NISPOM	3.01(s)(vi)
Option Merger Consideration	5.04(a)
Original Financing Failure	5.07(c)
Outside Date	7.01(b)(i)
Owned Real Property	3.01(n)(ii)
Parent	Preamble
Parent Material Adverse Effect	8.03(t)
Parent Retention Grant	5.04(c)(ii)
Parent Welfare Plan	5.05(b)
Paying Agent	2.04(a)
Performance Share Merger Consideration	5.04(c)(ii)
Permits	3.01(j)(i)
Permitted Liens	3.01(i)(iv)
Permitted Restrictions	5.03(a)
person	8.03(u)
Proceeding	3.01(h)
Proxy Statement	3.01(d)
Release	3.01(k)
Representatives	8.03(v)
Required Divestitures	5.03(a)
Restricted Share Merger Consideration	5.04(b)
Restriction	5.03(a)
Review Laws	5.03(a)
SEC	3.01(d)
SEC Documents	3.01(e)(i)
Section 262	2.02
Securities Act	3.01(e)(i)
Significant Program Contracts	3.01(i)(xii)
SOX	3.01(e)(i)
Specified Contracts	3.01(i)
Stockholder Approval	3.01(v)
Stockholders Meeting	5.01(c)
Sub	Preamble
Subsequent Period Company Performance Shares	5.04(c)(ii)
Subsequent Period Performance Share Merger Consideration	5.04(c)(ii)
Subsidiary	8.03(w)
Superior Proposal	4.02(a)
Surviving Corporation	1.01
Takeover Proposal	4.02(a)
Tax Return	3.01(m)(i)

Term	Section
Taxes	3.01(m)(i)
Taxing Authority	3.01(m)(i)
Termination Fee	5.08(b)
Trade Secrets	3.01(o)
Uncertificated Shares	2.01(c)
Welfare Plan	3.01(l)(iv)

AGREEMENT AND PLAN OF MERGER, dated as of September 17, 2017 (this “Agreement”), by and among Northrop Grumman Corporation, a Delaware corporation (“Parent”), Neptune Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and Orbital ATK, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of Parent, Sub and the Company has approved this Agreement;

WHEREAS the Board of Directors of each of the Company and Sub deems it in the best interests of their respective stockholders to consummate the merger (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, of Sub with and into the Company in which the Company would survive and become a wholly owned subsidiary of Parent, and such Boards of Directors have approved this Agreement, declared its advisability and recommended that this Agreement be adopted by the stockholders of the Company or Sub, as the case may be; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the parties, which shall be not later than the second business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at Closing), at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by Parent and the Company; provided, however, that if all the conditions set forth in Article VI shall not have been satisfied or (to the extent permitted by Law) waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.  Effective Time of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on or after the Closing Date, the parties shall properly file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL.  The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.05.  Certificate of Incorporation and Bylaws.  (a)  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended by virtue of the Merger at the Effective Time to read in its entirety as set forth on Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law and, in each case, subject to Section 5.06.

(b)  The bylaws of the Company as in effect immediately prior to the Effective Time shall be amended at the Effective Time to read in the same form as the bylaws of Sub as in effect immediately prior to the Effective Time (except that references therein to the name of Sub shall be replaced by references to Orbital ATK, Inc.) and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law and, in each case, subject to Section 5.06.

SECTION 1.06.  Directors.  The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                SECTION 1.07.  Officers.  The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Conversion of Securities

SECTION 2.01.  Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), or the holder of any shares of capital stock of Sub:

(a)  Capital Stock of Sub.  Each issued and outstanding share of common stock of Sub, par value $0.01 per share, shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock that are owned as treasury stock by the Company or owned by Parent or Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)  Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be canceled in accordance with Section 2.01(b) and (ii) except as provided in Section 2.02, the Appraisal Shares) shall be converted into the right to receive $134.50 in cash, without interest (the “Merger Consideration”).  At the Effective Time such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or evidence of shares in book-entry form (“Uncertificated Shares”), in each case, that immediately prior to the Effective Time represented any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of this Agreement.  The right of any holder of any share of Company

Common Stock to receive the Merger Consideration shall be subject to withholding as provided in Section 2.04(f).

SECTION 2.02.  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or evidence in book entry form that immediately prior to the Effective Time represented Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262.  Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(c).  The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of any such demands and any other related instruments served pursuant to the DGCL that are received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  Notwithstanding anything to the contrary in this Agreement, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, or otherwise negotiate, any such demands, or agree to do or commit to do any of the foregoing.

SECTION 2.03.  Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Common Stock shall occur by reason of any reclassification, recapitalization, split or combination (including a reverse stock split), exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.  Nothing in this Section 2.03 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

SECTION 2.04.  Exchange of Certificates.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the payment of the Merger Consideration upon surrender of Certificates and Uncertificated Shares (the “Paying Agent”), and in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  Prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of holders of shares of Company Common Stock, cash in immediately available funds (such cash in immediately available funds, the “Exchange Fund”) in an amount necessary for the payment of the aggregate Merger Consideration pursuant to Section 2.01(c) upon surrender of Certificates and Uncertificated Shares, it being understood that all such funds shall be invested as directed by Parent and that any and all interest or other amounts earned with respect to funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent.  If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of Certificates and Uncertificated Shares shall be entitled under Section 2.01(c), Parent shall promptly deposit, or cause to be deposited, in the Exchange Fund additional cash in immediately available funds so as to ensure that the Exchange Fund has sufficient funds available for Paying Agent to make all such payments.

(b)  Exchange Procedure.  As soon as reasonably practicable after the Effective Time (but in no event later than two business days thereafter), the Surviving Corporation or Parent shall cause the Paying Agent to mail to (i) each holder of record of a Certificate (A) a form of letter of transmittal (which shall include an accompanying IRS Form W‑9 or the applicable IRS Form W‑8, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such person shall pass, only upon proper delivery of such Certificates to the Paying Agent and shall be in a customary form and have such other provisions as reasonably acceptable to Parent and the Company) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) each holder of Uncertificated Shares (A) materials advising such holder of the effectiveness of the Merger and the conversion of its Uncertificated Shares into the right to receive the Merger Consideration and (B) a check in an amount equal to the aggregate amount of Merger Consideration to which such holder is entitled.  Upon surrender of a Certificate for cancelation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash equal to the Merger

Consideration that such holder has the right to receive pursuant to Section 2.01(c), and each Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and accompanied by all documents required to evidence and effect such transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate, as applicable, have been converted pursuant to Section 2.01(c).  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)  No Further Ownership Rights in Company Common Stock.  All Merger Consideration paid upon the surrender of a Certificate in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate.  After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article II.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate until the surrender of such Certificate in accordance with this Section 2.04.

(d)  No Liability.  None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any Merger Consideration that would otherwise have been payable to a holder of a Certificate or Uncertificated Shares which is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If any holder of a Certificate or Uncertificated Shares has not received the Merger Consideration that such holder is entitled to under this Section 2.04, and such Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such date, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e)  Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable and customary amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as the case may be, shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(f)  Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable to any person pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

(g)  Termination of Exchange Fund.  At any time following the six-month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund or that had otherwise been made available to the Paying Agent pursuant to Section 2.04(a) and that have not been disbursed to holders of Certificates or Uncertificated Shares, and thereafter, subject to the time limitations in Section 2.04(d), such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders or to holders of Uncertificated Shares, as applicable, as determined pursuant to this Agreement, without any interest thereon.

ARTICLE III

Representations and Warranties

SECTION 3.01.  Representations and Warranties of the Company.  Except as set forth in (x) the letter delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Letter”) (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; provided that disclosure of information in any section of the Company Letter shall be deemed to qualify or apply to other Sections in this Article III to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other Sections) or (y) the Filed SEC Documents filed on or after January 1, 2016, other than any disclosure contained therein under the caption “Risk Factors” or “Forward-Looking Statements” or any other disclosure contained therein of information, factors or risks that are predictive, cautionary or forward-looking in nature and not statements of historical fact (it being agreed that any matter disclosed in such Filed SEC Documents shall be deemed to qualify this Article III only to the extent that it is reasonably apparent on the face of such disclosure the Section or Sections of this Article III to which such disclosure is relevant), the Company represents and warrants to Parent and Sub as follows:

(a)  Organization, Standing and Corporate Power.  Each of the Company and each Subsidiary of the Company (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept), (ii) has all requisite corporate, company, partnership or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its assets or properties makes such qualification or licensing necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing (except, in the case of clause (i) above, with respect to the Company), or to have such power or authority, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (the “Company Certificate”), the bylaws of the Company, as amended to the date of this Agreement (the “Company Bylaws”) and the certificate or articles of incorporation and bylaws or comparable organizational documents of each Subsidiary of the Company, in each case as amended to the date of this Agreement.

(b)  Subsidiaries.  Section 3.01(b) of the Company Letter sets forth a list as of the date of this Agreement of each Subsidiary of the Company and its place and form of organization.  All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary of the Company are owned by the Company, by one or more wholly owned Subsidiaries of the Company or by the Company and one or more wholly owned Subsidiaries of the Company, free and clear of all pledges, claims, liens, charges, options, security interests or other encumbrances of any kind or nature whatsoever (collectively, “Liens”), and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity or voting interest), except for transfer restrictions imposed by applicable securities Laws, and are duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.  Except for the capital stock of, or other equity or voting interests in, Subsidiaries of the Company, neither the Company nor any of its Subsidiaries own, directly or indirectly, any capital stock of, or other equity or voting interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity or voting interest in, any person.

(c)  Capital Structure.  (i)  The authorized capital stock of the Company consists of 180,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share, of the Company (the “Company Preferred Stock”).  At the close of business on September 8, 2017 (such date and time, the “Measurement Time”), (A) 57,621,261 shares of Company Common Stock (excluding treasury shares but including 302,247 shares of Company Common Stock granted under the Company Stock Plans and subject to forfeiture conditions (the “Company Restricted Shares”)) were issued and outstanding, (B) 11,313,763 shares of Company Common Stock were held by the Company as treasury shares, (C) 2,086,845 shares of Company Common Stock were reserved and available for issuance in the aggregate pursuant to the Company Stock Plans, options to purchase shares of Company Common Stock pursuant to the Company Stock Plans (the “Company Stock Options”) were outstanding, entitling the holders thereof to receive an aggregate of 270,126 shares of Company Common Stock, performance-based restricted stock units granted under the Company Stock Plans (the “Company Performance Shares”) were outstanding, entitling the holders thereof to receive an aggregate of 52,204, 208,815 and 417,630 shares of Company Common Stock based on “threshold”, “target” and “maximum” performance levels, respectively, deferred stock units granted under the Benefit Plans (the “Company Deferred Stock Units”) were outstanding, entitling the holders thereof to receive an aggregate of 94,524 shares of Company Common Stock and phantom stock units granted under the Benefit Plans (the “Company Phantom Stock Units”) were outstanding, entitling the holders thereof to receive cash payments equal to the value of an aggregate of 12,986 shares of Company Common Stock (the Company Restricted Shares, the Company Stock Options, the Company Performance Shares, the Company Deferred Stock Units and the Company Phantom Stock Units collectively, the “Company Equity-Based Awards”) and (D) 1,820,525 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP.  As of the date of this Agreement, none of the issued and outstanding shares of Company Common Stock (other than the Company Restricted Shares) are subject to vesting or forfeiture conditions or a right of repurchase by the Company.  All outstanding Company Equity-Based Awards have been granted under the Company Stock Plans.  Other than the Company Stock Plans and the award agreements thereunder, there is no plan, Contract or arrangement providing for the grant of Company Equity-Based Awards.  No shares of Company Preferred Stock are issued or outstanding.  No shares of Company Common Stock are owned by any Subsidiary of the Company.  As of the date of this Agreement, other than the outstanding Company Equity-Based Awards or pursuant to the Company ESPP, there are no outstanding rights of any person to receive Company Common Stock under the Company Stock Plans or Company ESPP or otherwise from the Company, on a deferred basis or otherwise.

(ii)  Except for outstanding shares of Company Common Stock and Company Equity-Based Awards, as of the Measurement Time, no shares of capital stock of, or other equity or voting interests in, the Company, or securities convertible into, or exchangeable or exercisable for, any such capital stock of, or other equity or voting interests in, the Company were issued, reserved for issuance or outstanding.  From the Measurement Time to the date of this Agreement, (A) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than issuances of shares of Company Common Stock pursuant to the exercise or settlement of Company Equity-Based Awards outstanding as of the Measurement Time pursuant to the existing terms thereof and (B) there have been no issuances by the Company of securities convertible into, or exchangeable or exercisable for, or options, warrants, shares of deferred stock, restricted stock awards, stock appreciation rights, restricted stock units, performance units, phantom stock awards, or other rights to acquire or receive shares of capital stock of, or other equity or voting interests in, the Company, or other securities that are linked to the value of Company Common Stock or the value of the Company or any part thereof.

(iii)  All outstanding shares of capital stock of the Company are, and all shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.  Except as set forth in this Section 3.01(c), there are no (A) bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or its Subsidiaries may vote or (B) securities or other instruments or rights (including stock appreciation rights, phantom stock awards or other similar rights) issued by, or other obligations of, the Company or any of its Subsidiaries, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of any class of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote (the items referred to in clauses (A) and (B) collectively, “Equity Equivalents”).  Except as set forth in this Section 3.01(c), there are no securities, options, warrants, calls, rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, (x) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, (y) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any of its Subsidiaries.  Except pursuant to the forfeiture conditions of the Company Equity-Based Awards outstanding as of the date of this Agreement and except pursuant to any cashless exercise or Tax withholding provisions of or authorizations related to such Company Equity-Based Awards as in effect on the date of this Agreement, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to (I) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (II) vote or dispose of any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the knowledge of the Company, as of the date of this Agreement there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

(d)  Authority; Noncontravention.  The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Stockholder Approval.  The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by Parent and Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.  The Board of Directors of the Company, at a meeting duly called and held at which all of the directors of the Company were present, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the Company’s stockholders that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders to be held as set forth in Section 5.01(c) and (iv) recommending that the Company’s stockholders adopt this Agreement, which resolutions, except to the extent expressly permitted by Section 4.02, have not been rescinded, modified or withdrawn in any way.  The execution and delivery by the Company of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancelation, first offer, first refusal, modification or acceleration of any right or obligation or to a loss, suspension, limitation or impairment of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements of any person under (including any right of a holder of a security of the Company or any of its Subsidiaries to require the Company or any of its Subsidiaries to acquire such security), any provision of (x) the Company Certificate or the Company Bylaws or the certificate of incorporation or bylaws (or similar organizational documents) of any of its Subsidiaries, (y) any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking or license, whether oral or written (each, including all amendments thereto, a “Contract”), or Permit to or by which the Company or any of its Subsidiaries is a party or bound or to or by which any of their respective properties or assets are subject or bound or otherwise under which the Company or any of its Subsidiaries has rights or benefits or (z) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to the Company or any of its Subsidiaries or their respective properties or assets, assuming receipt of the Stockholder Approval and the adoption of this Agreement by Parent, as the sole stockholder of Sub, other than, in the case of clauses (y) and (z), any such conflicts, violations, breaches, defaults, terminations, cancelations, accelerations, losses, Liens, rights or entitlements that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, materially impede or materially delay the consummation by the Company of the Merger or the other transactions contemplated by this Agreement.  No consent, waiver, approval, order or authorization (“Consent”) of or from, or registration, declaration or filing with, or notice to, any Federal, state or local, domestic or foreign government or any court, administrative agency or commission or other governmental, quasi‑governmental or regulatory authority or agency, domestic or foreign (a “Governmental Entity”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (I) the filing of a premerger notification and report form by the Company and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under such other applicable competition, merger control, antitrust or similar Laws set forth in Section 3.01(d) of the Company Letter, (II) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the adoption of this Agreement by the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”) and such reports under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of the New York Stock Exchange and (V) such other Consents the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, materially impede or materially delay the consummation by the Company of the Merger or the other transactions contemplated by this Agreement.

(e)  SEC Documents.  (i)  The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished by the Company since January 1, 2015

(together with all documents and information incorporated therein by reference, the “SEC Documents”), in each case at or prior to the time required.  No Subsidiary of the Company is, or has been, required to file or furnish any report, schedule, form, statement or other document with, or make any other filing with, or furnish any other material to, the SEC.  As of their respective effective dates (in the case of SEC Documents that are registration statements filed pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”)) and as of their respective filing dates (in the case of all other SEC Documents), each SEC Document complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (collectively, “SOX”), in each case, applicable to such SEC Document, and none of the SEC Documents at the time it was filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document filed or furnished and publicly available prior to the date of this Agreement (a “Filed SEC Document”) has been amended, restated, revised or superseded by a later filed or furnished Filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC relating to the SEC Documents.  As of the date of this Agreement, to the knowledge of the Company, none of the SEC Documents is the subject of any ongoing review by the SEC.  The financial statements (including the related notes) of the Company included in the SEC Documents complied, at the time the respective statements were filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were derived from the books of account and other financial records of the Company and its Subsidiaries, were prepared in accordance with generally accepted accounting principles in effect from time to time in the United States of America (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10‑Q or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended

(subject, in the case of unaudited quarterly financial statements, to normal recurring year-end adjustments that are immaterial in nature).  Except as reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s financial statements (or the notes thereto) included in the Filed SEC Documents, the Company and its Subsidiaries have no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required to be recorded as a liability or disclosed by GAAP in the financial statements or footnotes thereto other than liabilities or obligations that (A) were incurred after the date of the latest balance sheet included in the Baseline Financials in the ordinary course of business consistent with past practice or (B) were incurred in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement.

(ii)  The Company is in compliance in all material respects with the provisions of SOX applicable to it.

(iii)  The principal executive officer of the Company and the principal financial officer of the Company each has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, as applicable, with respect to the SEC Documents, and the statements contained in such certifications were accurate as of the date they were made.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Neither the Company nor any of its Subsidiaries has outstanding, or has (since the Company was subject thereto) arranged any outstanding, “extension of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iv)  Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any commitment to become a party to or bound by, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)) where the purpose or intended or known result or effect of such joint venture, partnership or Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries’ published financial statements or other SEC Documents.

(v)  The Company maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) and “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) as required by the Exchange Act.  The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has not identified any current significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting.

(f)  Information Supplied.  None of the information included or incorporated by reference in the Proxy Statement will, at the time it is filed with the SEC, at the date it is first mailed to the Company’s stockholders, at the time of the Stockholders Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such date or time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

(g)  Absence of Certain Changes or Events.  From January 1, 2017 to the date of this Agreement, (i) except in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement or as expressly contemplated or permitted by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and (ii) there has not been any Company Material Adverse Effect or any change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(h)  Litigation.  There is no claim, action, suit, arbitration or judicial, administrative or regulatory proceeding or investigation (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened or reasonably anticipated by or against the Company, any of its Subsidiaries or the Controlled Affiliate that, individually or in the aggregate, would reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole.  There is no Judgment of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or, to the knowledge of the Company, the Controlled Affiliate that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(i)  Contracts.  Neither the Company nor any of its Subsidiaries is party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act as of the date of this Agreement that has not been so filed (a “Filed Company Contract”).  Section 3.01(i) of the Company Letter sets forth (with specific reference to the subsection of this Section 3.01(i) to which such Contract relates, including any further subsection) a list as of the date of this Agreement of:

(i)  each Contract pursuant to which the Company or any of its Subsidiaries has agreed not to compete with any person in any geographic area or in any activity or business that (A) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (B) after the Effective Time would restrict Parent or any of its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in any material respect;

(ii)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound providing for exclusivity (A) pursuant to which the Company or any of its Subsidiaries is restricted in any respect, which restrictions are material to the operation of the Company and its Subsidiaries, taken as a whole, or (B) which after the Effective Time would restrict Parent or any of its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) in any respect, in each of the above clauses (A) and (B), with respect to the development, manufacture, marketing or distribution of their respective products or services;

(iii)  each Contract under which the Company or any of its Subsidiaries has incurred any indebtedness having an aggregate principal amount in excess of $10,000,000;

(iv)  each Contract which has aggregate future sums due to or from the Company or any of its Subsidiaries of more than $10,000,000 during the life of the Contract and to or by which the Company or any of its Subsidiaries is a party or bound creating or granting a Lien (including Liens upon properties or assets acquired under conditional sales, capital leases or other title retention or security devices), other than (1) Liens for Taxes, assessments and other governmental charges not yet due and payable that are payable without penalty or that are being contested in good faith and, in each case, for which adequate reserves have been established, (2) Liens for landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ or similar Liens incurred in the ordinary course of business consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (3) Liens incurred in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations and (4) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material respect with the use of the properties or assets encumbered thereby (collectively, “Permitted Liens”);

(v)  each Contract which has aggregate future sums due to or from the Company or any of its Subsidiaries of more than $25,000,000 per annum or $100,000,000 over the life of the Contract and to or by which the Company or any of its Subsidiaries is a party or bound (other than Benefit Plans) containing any provisions contemplating or relating in any way to a “change in control” or similar event with respect to the Company or one or more of its Subsidiaries, including provisions requiring Consent of, or notice to, any Governmental Entity or other person in the event of a change in control of the Company or one or more of its Subsidiaries, or otherwise having the effect of providing that the consummation of the Merger or any of the other transactions contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will materially conflict with, result in a material violation or material breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract, or give rise under such Contract to any right of, or result in, termination, right of first refusal or first offer, material amendment, revocation, cancelation or acceleration of any material obligation, or loss of a material benefit or the creation of any material Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries, or to any increased, guaranteed, accelerated or additional material rights or material entitlements of any person;

(vi)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound granting the other party to such Contract or a third party “most favored nation” pricing or terms and contemplates aggregate payments to the Company or any of its Subsidiaries in excess of $15,000,000 per annum and that (1) applies to the Company or any of its Subsidiaries or (2) following the Effective Time, would apply to Parent or any of its Subsidiaries other than the Surviving Corporation or its Subsidiaries;

(vii)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound forming or establishing, or relating to the formation or establishment or operation of, any joint venture (whether in partnership, limited liability company or other legal entity), in each case, that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(viii)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound entered into in connection with the settlement or other resolution of any Proceeding involving the future performance of material obligations by the Company or any of its Subsidiaries;

(ix)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound containing any standstill provisions which in any material respect limit (1) the ability of any person to acquire the securities or assets of the Company or any of its Subsidiaries or (2) the ability of the Company or any of its Subsidiaries to acquire the securities or assets of any person;

(x)  each Contract to or by which the Company or any of its Subsidiaries is a party or bound that contains any continuing indemnification, “earn-out” or other similar contingent payment obligations (other than milestone payments and warranty obligations, in each case, under commercial Contracts entered into the ordinary course of business consistent with past practice), or credit support relating to such obligations, which would reasonably be expected to result in payments in excess of $10,000,000;

(xi)  each Contract (1) under which the Company or any of its Subsidiaries licenses or sublicenses material Intellectual Property from or to any third party (other than non-exclusive licenses to customers and off-the-shelf, commercially available and/or “shrink-wrap” agreements) outside of the ordinary course of business consistent with past practice or (2) that restricts in any material respect the right of the Company or any of its Subsidiaries to use, deploy or register any material Intellectual Property; and

(xii)  each Contract pursuant to which the Company guarantees performance obligations of any person either (1) which would reasonably be expected to result in payments by the Company in excess of $10,000,000 or (2) with a remaining term of longer than two years from the date of this Agreement (other than (A) Contracts that are terminable at will or upon advance notice, in each case, by the Company or its Subsidiaries, prior to the expiration of the remaining term and (B) off-the shelf, commercially available and/or “shrink-wrap” agreements or that contain similar immaterial obligations).

The Contracts of the Company or any of its Subsidiaries of the type referred to in clauses (i) through (xii) of this Section 3.01(i) (whether in effect on the date of this Agreement or entered into following the date of this Agreement and prior to the Closing Date), together with the Filed Company Contracts and the Significant Program Contracts, are collectively referred to in this Agreement as “Specified Contracts”.  The Company has made available to Parent a true and complete copy of, and all material substantive written modifications and amendments currently in effect to, (x) each of the Specified Contracts other than the Significant Program Contracts and (y) a representative Contract for each of the programs listed on Section 3.01(i)(y) of the Company Letter (all Contracts for such programs, the “Significant Program Contracts”).  Each Specified Contract is in full force and effect (except for those Contracts that have expired in accordance with their terms) and is a legal, valid and binding agreement of the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.  Each of the Company and its Subsidiaries has performed or is performing all material obligations required to be performed by it under the Specified Contracts and is not (with or without notice or lapse of time or both) in breach in any material respect or default thereunder, and has not waived (other than any implied waiver) or failed to enforce any material rights or benefits thereunder and, to the knowledge of the Company, no other party to any of the Specified Contracts is (with or without notice or lapse of time or both) in breach in any material respect or default thereunder.  To the knowledge of the Company, there has occurred no event that (with or without notice or lapse of time or both) would give to others any right of termination, material amendment or cancelation of any Specified Contract.

(j)  Permits; Compliance with Laws.  (i)  The Company and its Subsidiaries possess all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for them to own, lease, operate or otherwise hold their properties and assets and to carry on their businesses as currently conducted except where the failure to possess a Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any communication since January 1, 2015 from any person that alleges that the Company or any of its Subsidiaries is not in compliance with, or is subject to liability under, any Permit or relating to the revocation or modification of any Permit that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole.

(ii)  Each of the Company, its Subsidiaries and, to the knowledge of the Company, the Controlled Affiliate is, and has been since January 1, 2015, in compliance with all applicable Laws, except for such noncompliance that, individually or in the aggregate, is not and would not reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole, and, to the knowledge of the Company, no facts or circumstances exist that are reasonably likely to give rise to a violation of, or a liability under, any applicable Law that, individually or in the aggregate, would reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, the Controlled Affiliate, has received any written communication since January 1, 2015 from any person that alleges that the

Company or any of its Subsidiaries or the Controlled Affiliate is not in compliance with, or is subject to liability under, any applicable Law that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, the Controlled Affiliate, has received any written notice that any potentially material investigation or review by any Governmental Entity is pending with respect to the Company or any of its Subsidiaries or the Controlled Affiliate or any of the assets or operations of any of them or that any such investigation or review is contemplated and, to the knowledge of the Company, no facts or circumstances exist that are reasonably likely to give rise to any such investigation or review with respect to the Company or any of its Subsidiaries or, to the knowledge of the Company, the Controlled Affiliate.

(k)  Environmental Matters.  (i) Each of the Company and its Subsidiaries is, and, except for matters that have been fully and finally resolved or with respect to which the Company and its Subsidiaries would not reasonably expect to incur further material liability or obligation, since January 1, 2012, has been, in compliance with all Environmental Laws, except for such noncompliance that, individually or in the aggregate, is not and would not reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole, and neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or such Subsidiary is in violation of, or may have liability under, any Environmental Law that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the Company and its Subsidiaries, taken as a whole; (ii) each of the Company and its Subsidiaries possesses and is in compliance in all material respects with all material Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its operations as currently conducted, and all such Environmental Permits are valid and in good standing; (iii) there are no material Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (iv) to the knowledge of the Company, there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries or against any person whose liabilities for such Environmental Claims the Company or any of its Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law.  Notwithstanding any other provisions herein, other than the representations and warranties of the Company contained in Sections 3.01(d), 3.01(e)(i) and 3.01(g), this Section 3.01(k) contains the sole and exclusive representations and warranties of the Company with respect to Environmental Laws, Hazardous Materials, Environmental Permits, Environmental Claims or any other environmental matters.

For all purposes of this Agreement, (w) “Environmental Claims” means any and all administrative, regulatory or judicial Proceedings, Judgments, demands, directives, claims, Liens or written notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Material at any location, or (2) the failure to comply with any Environmental Law; (x) “Environmental Law” means any Law, legally binding agreement or Environmental Permit issued, promulgated or entered into by or with any Governmental Entity relating to the regulation of pollution, or to the protection or regulation of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, the climate, human health as it relates to exposure to hazardous or toxic materials, or to the protection of endangered or threatened species; (y) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, pesticides, hazardous or toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated, or that can result in liability, under any Environmental Law; and (z) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment or within any building, structure, facility or fixture.

(l)  Employee Benefits and Labor Matters.  (i)  Section 3.01(l)(i) of the Company Letter sets forth a list of each material Benefit Plan.  With respect to each material Benefit Plan, the Company has delivered or made available to Parent true and complete copies of (A) such Benefit Plan (or, in the case of any unwritten Benefit Plans, written descriptions thereof), including any amendments thereto, (B) the most recent annual report, or such similar report, statement, or information return required to be filed with or delivered to any Governmental Entity, if any, with respect to such Benefit Plan (including reports filed on Form 5500 with accompanying schedules and attachments), (C) the most recent summary plan description (if any), and any summary of material modifications, prepared for such Benefit Plan for which a summary plan description is required under applicable Law, (D) each trust agreement and group annuity or insurance Contract and other documents relating to the funding or payment of compensation or benefits under such Benefit Plan (if any) and (E) the most recent actuarial valuation for such Benefit Plan (if any).  Other than any instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (x) each Benefit Plan has been administered, funded and invested in accordance with its terms; and (y) the Company and its Subsidiaries and each Benefit Plan are in compliance with applicable Law, including ERISA and the Code, and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), worker classification, terms and conditions of employment, workers’ compensation, occupational safety and health, and wages and hours.

(ii)  Each Benefit Plan intended to be Tax qualified under the Code has been the subject of a favorable determination, opinion or advisory letter from the U.S. Internal Revenue Service (the “IRS”) to the effect that such Benefit Plan is qualified and exempt from United States Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such letter has been revoked (nor, as of the date of this Agreement, has revocation been threatened).  Each Benefit Plan required to have been approved by any Governmental Entity outside of the United States (or permitted to have been approved to obtain any beneficial Tax or other status) has been so approved or timely submitted for approval, and no such approval has been revoked (nor, as of the date of this Agreement, has revocation been threatened).

(iii)  Neither the Company nor any ERISA Affiliate has sponsored, maintained, contributed to or been obligated to contribute to, or has any actual or contingent liability under, any Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA, whether or not subject to ERISA), or that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(iv)  No Benefit Plan that provides welfare benefits, whether or not subject to ERISA (each, a “Welfare Plan”), provides benefits, and there are no written understandings with respect to the provision of welfare benefits, after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B of the Code or any similar state, local or foreign Law.

(v)  None of the execution and delivery of this Agreement, the obtaining of the Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance, termination, retention, change in control or similar compensation or benefits, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to any Benefit Plan, (C) result in any payment that will be considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code or (D) limit or restrict the ability of Parent or the Company to merge, amend or terminate any Benefit Plan.  Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan provides, any Company Personnel with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(vi)  Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any, and there are no, pending investigations by any Governmental Entity with respect to, or pending termination proceedings or other material claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving or asserting any rights or claims to benefits under, any Benefit Plan or in respect of labor or employment matters.

(vii)  All material contributions, premiums and benefit payments under or in connection with each Benefit Plan that are required to have been made by the Company or any of its Subsidiaries in accordance with the terms of such Benefit Plan and applicable Laws have been timely made or, in cases where funding is not required, have been accrued to the extent required by GAAP.

(viii)  Section 3.01(l)(viii) of the Company Letter lists all collective bargaining agreement or other similar agreements with a labor union, works council or similar organization covering any current Company Personnel.

(ix)  Since January 1, 2015 through the date of this Agreement, (A) there have been and are no labor unions or works councils purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries, nor is there any pending or threatened application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries or any pending union or works council representation election, (B) there has not been nor, to the knowledge of the Company, is there threatened any labor strike, work stoppage, organized slowdown, picketing or concerted refusal to work overtime by, or lockout of, any employees of the Company or any of its Subsidiaries, (C) the Company has not received written notice or threat of, and, to the knowledge of the Company, there are not pending any unfair labor practice charges against the Company or its Subsidiaries before the National Labor Relations Board or any similar state, local or foreign Governmental Entity and (D) the Company has not received written notice or threat of, and, to the knowledge of the Company, there are not pending, any suits, actions or other proceedings alleging violation of any applicable Laws pertaining to labor relations or employment matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, including any charge or complaint filed by any Company Personnel before the Equal Employment Opportunity Commission or any similar state, local or foreign Governmental Entity responsible for the prevention of unlawful employment practices, and any lawsuit alleging violation of applicable labor or employment Laws (including human rights Laws).

(m)  Taxes.  (i)  For the purposes of this Agreement, (A) “Taxes” shall include all (1) Federal, state and local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever (including any escheat and unclaimed property obligations) and any interest, penalties or additions imposed with respect thereto, whether or not disputed and (2) liability for the payment of any amounts of the types described in clause (1) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (3) liability for the payment of any amounts as a result of transferee or successor liability with respect to the payment of any amounts of the types described in clause (1) or (2); (B) “Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes; and (C) “Tax

Return” means any return, declaration, report, estimate, form, claim for refund, information return, statement or other document in each case relating to Taxes (including any related or supporting information with respect thereto, any certificate, schedule or attachment thereto and any amendment thereof).

(ii)  Except for those matters that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(A)  all Tax Returns required to be filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extensions);

(B)  all such Tax Returns are true and correct in all respects;

(C)  the Company and each of its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld; and

(D)  no Liens (other than Permitted Liens) for Taxes exist, and no outstanding claims for Taxes have been asserted in writing against the Company or any of its Subsidiaries.

(iii)  The most recent financial statements in the Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and its Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items).

(iv)  No audit or other Proceeding with respect to material Taxes or Tax Returns of the Company or any of its Subsidiaries is currently in progress, and no deficiency for any material amount of Tax has been asserted or assessed by a Taxing Authority against the Company or any of its Subsidiaries that has not been completely settled, paid or withdrawn.

(v)  There is no currently effective agreement extending or waiving the period of assessment or collection for any material Taxes.  The relevant statute of limitations is closed with respect to all material Tax Returns of the Company and its Subsidiaries for all taxable years through March 31, 2013.

(vi)  In the five years prior to the date hereof, neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) other than a group consisting solely of the Company and any of its Subsidiaries or (B) has any material liability for the Taxes of any person other than the Company or one of its Subsidiaries under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(vii)  Neither the Company nor any of its Subsidiaries is bound by an agreement or arrangement the primary purpose of which relates to Taxes (other than (A) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and (B) the Tax Matters Agreement dated as of February 9, 2015 between the Company (formerly known as Alliant Techsystems Inc.) and Vista Outdoor Inc.).

(viii)  To the knowledge of the Company, all representations made by the Company in the letter dated February 9, 2015, to Hogan Lovells US LLP and Cravath, Swaine & Moore LLP for the purposes of their respective tax opinions were true and correct in all respects as of such date and, to the Company’s knowledge, there have been no subsequent events, changes, facts or circumstance which have caused those representations not to be true and correct as of February 9, 2015.  To the knowledge of the Company, there was no agreement, understanding, or arrangement by one or more officers or directors acting on behalf of the Company, by “controlling shareholders” of the Company, or by another person or persons with the implicit or explicit permission of one or more of such officers, directors, or “controlling shareholders,” with Parent or with a person or persons with the implicit or explicit permission of Parent, nor were there discussions of significant economic terms by one or more officers or directors acting on behalf of the Company, by “controlling shareholders” of the Company, or by another person or persons with the implicit or explicit permission of one or more officers, directors, or “controlling shareholders,” with Parent or with a person or persons with the implicit or explicit permission of Parent, concerning Parent’s acquisition of all or a significant portion of the Company during the period beginning on February 9, 2013 and ending on February 9, 2015.  For purposes of this paragraph, “controlling shareholder” shall have the meaning set forth in U.S. Treasury Regulation Section 1.355-7(h)(3).  Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to be governed in whole or in part by Section 355 of the Code (A) in the two years prior to the date hereof or (B) as part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in connection with the Merger.

(ix)  Neither the Company nor any of its Subsidiaries has “participated” in a “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4.

(x)  Neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xi)  Neither the Company nor any of its Subsidiaries owns any interest in any entity that is treated as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

(xii)  Each of the Company and its Subsidiaries has disclosed on its U.S. Federal income Tax Returns all positions taken therein that could give rise to a “substantial understatement” within the meaning of Section 6662 of the Code.

(n)  Properties.  (i)  Each of the Company and its Subsidiaries has good and marketable title to, or in the case of leased property and leased tangible assets has valid and enforceable leasehold interests in, all of its material properties and tangible assets, free and clear of all Liens, except for Permitted Liens.

(ii)  Section 3.01(n)(ii) of the Company Letter sets forth a list, as of the date of this Agreement, of all material real property and material interests in real property owned by the Company or any of its Subsidiaries (collectively, in each case together with all buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto, the “Owned Real Property”).  As of the date of this Agreement, (A) the Company or one of its Subsidiaries has good and insurable fee simple title to all Owned Real Property, in each case free and clear of all Liens other than Permitted Liens and (B) there are no reversion rights, outstanding options or rights of first refusal in favor of any other person to purchase, lease, occupy or otherwise utilize the Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially and adversely affect the use of such Owned Real Property.  There is no pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceeding with respect to any Owned Real Property.

(iii)  Section 3.01(n)(iii) of the Company Letter sets forth a list as of the date of this Agreement of all material real property and material interests in real property leased by the Company or any of its Subsidiaries (each such property, a “Leased Real Property”).

(iv)  With respect to each Leased Real Property, (A) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any portion thereof and (B) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other Lien in any such leasehold estate or any interest therein.

(v)  Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all leases of Leased Real Property to which it is a party and under which it is in occupancy, and each such lease is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

(o)  Intellectual Property.  (i)  Section 3.01(o)(i) of the Company Letter sets forth a list, as of the date of this Agreement, of all material Intellectual Property that is owned by the Company or any of its Subsidiaries (the “Company Owned Intellectual Property”) that is registered or subject to an application for registration.

(ii)  (A)  The Company or one of its Subsidiaries has the exclusive title to all Company Owned Intellectual Property, free and clear of all Liens other than Permitted Liens.  All Company Owned Intellectual Property is subsisting and, to the knowledge of the Company, is valid and enforceable.

(B)  The Company or one of its Subsidiaries owns, or is licensed or otherwise permitted to use (in each case, free and clear of all Liens other than Permitted Liens) all Intellectual Property used or held for use in the business of the Company and its Subsidiaries and that is material to the business of the Company and its Subsidiaries (the “Company Intellectual Property”).

(C)  No material claims are pending or, to the knowledge of the Company, have been asserted, in each case against the Company or any of its Subsidiaries by any person (i) claiming that the Company or any of its Subsidiaries is infringing or has infringed any third party Intellectual Property or (ii) challenging the validity, ownership, patentability, enforceability, ability to register or use by the Company or any of its Subsidiaries of any Intellectual Property (including actions before the United States Patent and Trademark Office or comparable foreign governmental authorities).  As of the date of this Agreement, to the knowledge of the Company, no person is infringing or misappropriating the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property.

(D)  The operation of the business of the Company and its Subsidiaries as currently conducted does not (1) to the knowledge of the Company, infringe on, misappropriate or otherwise violate the rights of any person in respect of any material Intellectual Property or (2) violate the terms of any agreement pursuant to which the Company or any of its Subsidiaries possesses the right to use any material Intellectual Property.

(E)  Since January 1, 2015, neither the Company nor any of its Subsidiaries has asserted or threatened in writing to assert in any court any claims of infringement or other violations of its rights in or to the Company Owned Intellectual Property or Intellectual Property exclusively licensed by the Company.

(F)  The Company and its Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Company Owned Intellectual Property that is registered or subject to an application for registration.  Each of the Company and its Subsidiaries has taken commercially reasonable actions to maintain the secrecy of all material Trade Secrets which constitute Company Owned Intellectual Property.

For purposes of this Agreement, “Intellectual Property” means all trademarks, service marks, trade names, brand names, Internet domain names, logos, certification marks, trade dress, publicity rights and other indications of origin (including any common law rights with respect to the foregoing), the goodwill associated with the foregoing and registrations or applications for registration in any jurisdiction, foreign or domestic, of the foregoing and any extensions, modifications or renewals thereof; designs, industrial models, methods of doing business, all patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, foreign or domestic; all nonpublic information, processes, procedures, product specifications, research records, test information, market surveys, marketing plans and techniques, formulae, recipes, trade secrets, inventions, know-how, customer lists, databases, data rights and other confidential information (collectively, “Trade Secrets”) and rights in any jurisdiction, foreign or domestic, to limit the use or disclosure thereof by any person; all writings and other published or unpublished works of authorship, whether copyrightable or not (including computer software, source code and object code versions thereof and all related documentation), in any jurisdiction, foreign or domestic; all copyrights (including any common law rights), any registrations or applications for registration thereof in any jurisdiction, foreign or domestic, and any extensions, modifications or renewals thereof; and all similar intellectual property or proprietary rights.

(p)  Insurance.  The Company or its Subsidiaries are either self-insured or maintain policies of fire and casualty, liability and other forms of insurance coverage in each case in such amounts, with such deductibles and against such risks and losses as are customary in all material respects for businesses in the Company’s and its Subsidiaries’ businesses.  All such insurance policies that are material to the Company or any of its Subsidiaries are in full force and effect and no written notice of cancelation or termination has been received by the Company or any of its Subsidiaries with respect to any such policy.  All premiums due and payable under any material insurance policies have been paid.

(q)  Related Party Transactions.  Since January 1, 2017 there have not been any transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company’s affiliates (other than wholly owned Subsidiaries of the Company) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that are not so disclosed.

(r)  Unlawful Payments and Trade Practices.  (i)  Since January 1, 2010, neither the Company nor any of its Subsidiaries nor the Controlled Affiliate, nor, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries or the Controlled Affiliate, nor, to the knowledge of the Company, any other person acting for or on behalf of, or purporting to act for or on behalf of, the Company or any of its Subsidiaries or the Controlled Affiliate:

(A)  has directly or indirectly (1) made, offered or promised to make, or authorized or ratified or facilitated the making of, any payment to any person in violation of the FCPA or any other Law that prohibits corruption, bribery or money laundering, (2) given, offered or promised to give, or authorized or ratified or facilitated the giving of, any gift, political or charitable contribution or other thing of value or advantage to any person in violation of the FCPA or any other Law that prohibits corruption, bribery or money laundering, (3) requested or received any payment, gift, political or charitable contribution or other thing of value or advantage in violation of the FCPA or any other Law that prohibits corruption, bribery or money laundering, (4) violated any provision of the FCPA or any other Law that prohibits corruption, bribery or money laundering or (5) violated any trade sanctions or trade control regulations, whether administered by the Office of Foreign Assets Control of the U.S. Treasury Department or otherwise; or

(B)  has been subject to any actual, pending or, to the knowledge of the Company, threatened or reasonably anticipated civil, criminal or administrative Proceeding, or made any voluntary disclosures to any Governmental Entity, with respect to conduct within the scope of subsection (A) above.

(ii)  Since January 1, 2015, there have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

(iii)  The Company, its Subsidiaries and the Controlled Affiliate have in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with the FCPA and other applicable anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries or the Controlled Affiliate do business and have maintained such policies, procedures and controls in force.

(iv)  Since January 1, 2015, to the knowledge of the Company, (A) all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of the Company and its affiliates have been effected in all material respects in accordance with all applicable export control, anti-terrorism and anti-boycott Laws and (B) all products shipped by the Company and its affiliates have been accurately marked, labeled, licensed and transported in all material respects in accordance with all applicable export control, anti-terrorism and anti-boycott Laws.

(v)  For the avoidance of doubt, any reference to “other thing of value” in this Section 3.01(r) includes meals, entertainment, travel and lodging.  For purposes of this Agreement, the “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and any rules, regulations and guidance promulgated thereunder.

(s)  Government Contracts.  (i)  Since January 1, 2015, the representations and certifications made by the Company, its Subsidiaries and the Controlled Affiliate to the applicable Governmental Entity with respect to any Government Contract or Government Bid were, to the Company’s knowledge, accurate in all material respects as of their effective dates, and the Company and its Subsidiaries and, to the Company’s knowledge, the Controlled Affiliate have complied in all material respects with all such representations and certifications. Since January 1, 2015, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, the Controlled Affiliate, has knowingly, intentionally or with reckless disregard made any materially untrue representation or certification to any Governmental Entity with respect to any Government Contract or Government Bid.

(ii)  (A)  Neither the Company nor any of its Subsidiaries has received written notice of any currently pending or, to the knowledge of the Company, threatened material Proceeding, and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to give rise to any material Proceeding, brought by any Governmental Entity, prime contractor, subcontractor or vendor against the Company or any of its Subsidiaries relating to performance under any Government Contract.  Since January 1, 2015, neither the Company nor any of its Subsidiaries has received a notice of termination for convenience, a notice of termination for default, a material cure notice or a material show cause notice pertaining to any material Government Contract.

(B)  Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of any pending or, to the knowledge of the Company, threatened Proceeding, and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to give rise to any Proceeding, brought by any Governmental Entity, prime contractor, subcontractor or vendor against the Company or any of its Subsidiaries relating to any Government Contract or Government Bid that involves allegations of a material violation of the Federal False Claims Act or any similar statute, a material violation of the Truth in Negotiations Act, or any fraud, bribery, falsification or destruction of records, making false statements or any similar action.

(iii)  Since January 1, 2015, neither the Company nor any of its Subsidiaries has made, nor, to the knowledge of the Company, is the Company or any of its Subsidiaries required to make, any material mandatory disclosure pursuant to the FAR mandatory disclosure provisions (FAR 9.406-22(b)(1)(vi), 9.407-2(a)(8) & 52.203-13) or the International Traffic in Arms Regulations to a Governmental Entity in connection with any Government Contract or Government Bid.

(iv)  (A)  The government approved systems (including accounting, property, EVMS and billing) of the Company and its Subsidiaries with respect to material Government Contracts and material Government Bids are, and since January 1, 2015 have been, in compliance with all applicable Laws, except for such noncompliance that, individually or in the aggregate, is not and would not reasonably be expected to be material and adverse to the Company and its Subsidiaries taken as a whole, and have been approved, where applicable, by the U.S. government’s Defense Contract Audit Agency or Defense Contract Management Agency.  Since January 1, 2015, (1) no money due to the Company or any of its Subsidiaries under any material Government Contract or material Government Bid has been withheld or offset, nor has any written claim been made to withhold or offset money due to the Company or any of its Subsidiaries thereunder, other than any such withholding or offset that does not exceed $25,000,000 per Government Contract or Government Bid, and (2) subject to applicable rate approvals, the Company and its Subsidiaries, as applicable, are entitled to all progress payments received with respect to each material Government Contract or material Government Bid.  No Government Contract has an estimate at completion or other requirement or condition that would reasonably be expected to result in a material liability or other significant financial exposure to the Company or any of its Subsidiaries, other than any such liabilities or exposures that (1) are reflected in the financial plan of the Company set forth in Section 3.01(s)(iv)(A) of the Company Letter or (2) do not exceed $25,000,000 in the aggregate.

(B)  With respect to each material Government Contract and Government Bid, since January 1, 2015, (1) neither the Company nor any of its Subsidiaries has received written notice of any finding of fraud or any claim of any material liability by a Governmental Entity, prime contractor or subcontractor as a result of defective pricing, labor mischarging or improper payments on the part of the Company or any of its Subsidiaries and (2) no cost incurred by the Company or any of its Subsidiaries has been disallowed, nor is any such cost the subject of any investigation, in any amount which is material to the Company and its Subsidiaries, taken as a whole, other than pursuant to routine audit.

(v)  Neither the Company nor any of its Subsidiaries nor the Controlled Affiliate nor any of their respective principals, as defined by FAR 52.209-5 or other applicable agency regulations, has been (A) debarred, suspended or excluded from participation in, or the award of, Government Contracts, Government Bids or doing business with any Governmental Entity, (B) the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, (C) proposed for, or been subject to, suspension, debarment or exclusion Proceedings or threatened in writing with suspension, debarment or exclusion Proceedings, including requests to show cause or (D) for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs.  To the knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of any such debarment, suspension or exclusion Proceeding or that would reasonably be expected to result in debarment, suspension or exclusion in any U.S. or foreign jurisdiction.

(vi)  No information that is required to be disclosed in any section of the Company Letter has not been so disclosed by reason of any prohibition on the disclosure of classified information.  The Company and its Subsidiaries possess all material facility security clearances and material personnel security clearances necessary to conduct the business of the Company and its Subsidiaries as it is currently being conducted in all material respects.  The Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to such facility security clearances and personnel security clearances, including those set forth in the National Industrial Security Program Operating Manual (“NISPOM”), the NISPOM Supplement, all applicable Director of Central Intelligence Directives and any Contracts, including the provisions of all applicable DD254 forms and any requirements therein relating to the provision of notice with respect to this Agreement. Neither the Company nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Company, there is no, proposed or threatened termination of any facility security clearance or personnel security clearance.

(t)  Organizational and Personal Conflicts.  To the knowledge of the Company, there are no activities or relationships between, on the one hand, the Company or any of its Subsidiaries and, on the other hand, Parent, that would reasonably be expected to result in an organizational or personal conflict of interest, as defined by FAR, as a result of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement.  The Company and its Subsidiaries are in compliance with all organizational or personal conflict of interest (as defined by FAR) mitigation plans entered into by the Company or any of its Subsidiaries in connection with any active program or proposal except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and its Subsidiaries have not received any written notice of any failure to comply with such plans or the existence of any prohibited organizational or personal conflict of interest in connection with any Government Contract or Government Bid that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(u)  State Takeover Statutes.  Assuming the accuracy of the representations and warranties in Section 3.02(e), the approval of this Agreement and the Merger by the Board of Directors of the Company referred to in Section 3.01(d) constitutes the only action necessary to render inapplicable to this Agreement, the Merger, the other transactions contemplated by this

Agreement and compliance with the terms of this Agreement, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement or compliance with the terms of this Agreement.  No other state takeover or similar statute or regulation, and, assuming the accuracy of the representations and warranties in Section 3.02(e), no analogous provision in the Company Certificate or the Company Bylaws, is applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement or compliance with the terms of this Agreement.

(v)  Voting Requirements.  The affirmative vote at the Stockholders Meeting or any adjournment or postponement thereof of the holders of a majority of the outstanding shares of Company Common Stock in favor of adopting this Agreement (the “Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(w)  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other person, other than Citigroup Global Markets Inc. (“Citigroup”), the fees and expenses of which will be paid by the Company or one or more of its Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has delivered to Parent true and complete copies of all agreements under which such fees or commissions are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

(x)  Opinion of Financial Advisor.  The Board of Directors of the Company has received an opinion of Citigroup to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions and other matters set forth therein, the Merger Consideration to be received by the stockholders of the Company (other than holders of (i) shares to be canceled in accordance with Section 2.01(b) and (ii) Appraisal Shares) pursuant to this Agreement is fair to such stockholders from a financial point of view, a copy of which opinion will be delivered to Parent, for informational purposes only, as promptly as reasonably practicable upon receipt thereof by the Company.

(y)  Disclaimer.  Except as set forth in this Section 3.01, none of the Company, its Subsidiaries or any of their respective affiliates or Representatives makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of the Company, its Subsidiaries or their respective affiliates.  Any such other representation or warranty is hereby expressly disclaimed.  In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company in this Section 3.01, none of the Company, its Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty to Parent or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate or budget of future results or future financial condition relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Parent or any of its affiliates or Representatives in the course of their due diligence investigation of the Company, any of its Subsidiaries or their respective businesses, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

SECTION 3.02.  Representations and Warranties of Parent and Sub.  Parent and Sub represent and warrant to the Company as follows:

(a)  Organization.  Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as currently conducted.

(b)  Authority; Noncontravention.  Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement (subject, in the case of the Merger, to the adoption of this Agreement by Parent, as the sole stockholder of Sub).  The execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Merger and the other transactions contemplated by this Agreement and the compliance by Parent and Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (subject, in the case of the Merger, to the adoption of this Agreement by Parent, as the sole stockholder of Sub).  This Agreement has been duly executed and delivered by Parent and Sub, as applicable, and, assuming the due execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of Parent and Sub, as applicable, enforceable against Parent and Sub, as applicable, in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.  The execution and delivery by Parent and Sub of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement and compliance by Parent and Sub with the provisions of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, any provision of (i) the certificate of incorporation or bylaws (or similar organizational documents) of Parent or Sub, (ii) any Contract or Permit to or by which Parent or Sub is a party or bound or to or by which their respective properties or assets are subject or bound or otherwise under which Parent or Sub has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to Parent or Sub or their respective properties or assets (assuming receipt of the Stockholder Approval and the adoption of this Agreement by Parent, as the sole stockholder of Sub), other than any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.  No Consent of or from, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub, the consummation by Parent and Sub of the Merger and the other transactions contemplated by this Agreement or the compliance by Parent and Sub with the provisions of this Agreement, except for (v) the filing of a premerger notification and report form and the expiration or termination of the waiting period under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law, (w) the filing by the Company with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement, (x) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (y) any filings required under the rules and regulations of the New York Stock Exchange and (z) such other Consents the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c)  Information Supplied.  None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, at the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Stockholders Meeting or at the time of any amendment or supplement thereof, as amended or supplemented at such date or time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, for the avoidance of doubt, no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.

(d)  Interim Operations of Sub.  Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Merger and the other transactions contemplated by this Agreement.

(e)  No Ownership of Company Capital Stock.  Neither Parent nor Sub, nor any of their respective Subsidiaries (nor any of their respective “Associates” as defined in Section 203 of the DGCL), is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  Neither Parent nor Sub nor any of their respective Subsidiaries is, nor during the two-year period immediately prior to the date of this Agreement has been, the beneficial owner of Company Common Stock representing 10% or more of the outstanding shares of Company Common Stock.

(f)  Financing.  Parent will have on the Closing Date sufficient funds available (through credit arrangements or otherwise) to pay the aggregate Merger Consideration and all related fees and expenses required to be paid by Parent and the Surviving Corporation.  Parent has delivered to the Company true and complete copies of (i) an executed commitment letter, from Parent’s Financing Sources (such commitment letter or any replacement commitment letter as contemplated by Section 5.07(a), the “Commitment Letter”) pursuant to which Parent’s Financing Sources have agreed, subject to the terms and conditions therein, to provide the debt financing for the Merger and the other transactions contemplated by this Agreement (the debt financing pursuant to the Commitment Letter or otherwise shall be referred to herein as the “Financing”), and (ii) any fee letter associated with the Commitment Letter (the “Fee Letter”) (it being understood that any such fee letter has been redacted as required by the counterparties thereto and to omit fee amounts and the terms of the “market flex” items in a customary manner).  As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent, and, to the knowledge of Parent, each of the other parties thereto, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.  The Commitment Letter has not been amended or modified on or prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated by Parent (except as described in the Fee Letter), and as of the date of this Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or, to the knowledge of Parent, any of the other parties thereto, under the Commitment Letter.  As of the date of this Agreement, Parent has no reason to believe that any of the conditions to the Financing contemplated in the Commitment Letter will not be satisfied or that the Financing will not be made available to Parent on the Closing Date. As of the date of this Agreement, there are no side letters or other contracts directly related to the Financing to which Parent or any of its Subsidiaries is a party other than the Commitment Letter and the Fee Letter and any related customary engagement letters and confidentiality agreements.  As of the date of this Agreement, Parent has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date of this Agreement pursuant to the terms of the Commitment Letter and the Fee Letter.

(g)  Investigation by Parent.  Parent has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and their respective businesses.  Parent acknowledges that, except for the representations and warranties of the Company expressly set forth in Section 3.01, none of the Company nor any of its Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or any of its Representatives.  Without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Section 3.01, none of the Company nor any of its Representatives or any other person has made a representation or warranty to Parent with respect to (i) any projections, estimates or budgets of future results or future financial condition relating to the Company, any of its Subsidiaries or their respective businesses or (ii) any material, documents or information relating to the Company, its Subsidiaries or their respective businesses made available to Parent or its Representatives in any “data room” or otherwise.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01.  Conduct of Business.  (a)  Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as specifically contemplated by this Agreement, required by applicable Law or as set forth in Section 4.01(a) of the Company Letter, the Company shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use reasonable best efforts to comply with all applicable Laws and, to the extent consistent therewith, use reasonable best efforts to keep available the services of their current officers and other employees, to preserve their assets, their relationships with material customers, suppliers, distributors and others having material business dealings with them and to maintain their material rights and material Permits.  Without in any way limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as specifically contemplated by this Agreement, as required by applicable Law or as set forth in Section 4.01(a) of the Company Letter (with specific reference to the subsection of this Section 4.01 to which the information stated in such disclosure relates), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock or other equity or voting interests, other than (1) dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent, and (2) regular quarterly cash dividends on Company Common Stock not exceeding $0.32 per share of Company Common Stock with declaration, record and payment dates consistent with past practice and in accordance with the Company’s current dividend schedule and policy, (B) split, combine, subdivide or reclassify any of its capital stock or other equity or voting interests, or securities convertible into or exchangeable or exercisable for capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interests, or (C) purchase, redeem or otherwise acquire any shares of capital stock, other equity or voting interests or any other securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or other equity or voting interests or any options, restricted shares, warrants, calls or rights to acquire any such shares or other securities (including any Company Equity-Based Awards, except pursuant to the forfeiture conditions of such Company Equity-Based Awards or the cashless exercise or Tax withholding provisions of or authorizations related to such Company Equity-Based Awards as in effect as of the date of this Agreement);

(ii)  issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any (A) shares of its capital stock, other equity or voting interests or Equity Equivalents (other than the issuance of shares of Company Common Stock upon the exercise or settlement of Company Equity-Based Awards outstanding as of the date of this Agreement pursuant to the existing terms thereof), or (B) securities convertible into, or exchangeable or exercisable for, or any options, warrants, calls or rights to acquire, any such stock, interests or Equity Equivalents;

(iii)  amend its certificate of incorporation or bylaws (or similar organizational documents);

(iv)  acquire or agree to acquire, in a single transaction or a series of related transactions, (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business or person or division thereof or (B) any other assets other than (1) capital expenditures, which are subject to the limitations of clause (vii) below, (2) purchases of raw materials, supplies, components, subassemblies or similar assets in the ordinary course of business consistent with past practice, and (3) other assets if the amount of consideration paid or transferred by the Company or any of its Subsidiaries would exceed $15,000,000 in the aggregate;

(v)  sell, lease, license, sell and lease back, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its material properties or assets (including any shares of capital stock, equity or voting interests or other rights, instruments or securities), except sales of inventory or used equipment in the ordinary course of business consistent with past practice and except for Permitted Liens;

(vi)  (A) repurchase, prepay, redeem, defease, assume or incur any indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than (1) the incurrence of borrowings under the Company’s revolving credit facility (including letters of credit) as in effect on the date of this Agreement in the ordinary course of business consistent with past practice and (2) other indebtedness in the ordinary course of business not in excess of $5,000,000 at any one time outstanding or (B) make any loans, advances or capital contributions to, or investments in, any person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company, in the case of each of clauses (A) and (B), other than extensions of trade credit in the ordinary course of business consistent with past practice;
(vii)  incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, other than (A) in accordance with the Company’s discretionary investments plan for 2017 and 2018 set forth in Section 4.01(a)(vii) of the Company Letter or (B) any increases in such discretionary investments plan that individually are not in excess of $5,000,000 and in the aggregate are not in excess of $10,000,000;

(viii)  pay, discharge, settle or satisfy any claims (including any claims of stockholders and any stockholder litigation relating to this Agreement, the Merger or any other transaction contemplated by this Agreement or otherwise), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms on the date of this Agreement, of claims, liabilities or obligations reserved against in the Baseline Financials (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or for an out-of-pocket amount in excess of $5,000,000 individually, in each case, the payment, discharge, settlement or satisfaction of which does not include any material obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Closing Date;

(ix)  enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify or amend in any material respect,

or exercise any right to renew, any material lease or sublease of real property or acquire any material interest in real property, in each case, for or involving a lease or sublease with annual lease payments in excess of $5,000,000;

(x)  except as required by the terms of a Benefit Plan as in effect on the date of this Agreement, as required by applicable Law, as required to ensure that any Benefit Plan as in effect on the date of this Agreement is not then out of compliance with applicable Law, or as specifically required pursuant to this Agreement, (A) adopt, establish, enter into, terminate, amend or modify any Benefit Plan, (B) increase the compensation or benefits of any Company Personnel, (C) grant or amend any award under any Benefit Plan (including the grant or amendment of Company Equity-Based Awards), (D) grant or pay any severance, separation, change in control, termination, retention or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, termination, retention or similar compensation or benefits of, any Company Personnel, (E) enter into any trust, annuity or insurance Contract or similar agreement or take any other action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, (F) take any action to accelerate the time of payment or vesting of any compensation, benefits or funding obligations under any Benefit Plan or otherwise or (G) make any material determination under any Benefit Plan that is inconsistent with the ordinary course of business or past practice;

(xi)  form any direct or indirect Subsidiary of the Company;

(xii)  adopt, amend or enter into any collective bargaining agreement or other labor union Contract applicable to Company Personnel except in the ordinary course of business consistent with past practice;

(xiii)  make any change in any financial or Tax accounting principle, method or practice, other than as required by GAAP or applicable Law;

(xiv)  make any material Tax election inconsistent with past practice, settle or compromise any material Tax liability or refund, amend any material Tax Return, extend or waive the period of assessment or collection for any material Taxes or enter into any material agreement or arrangement the primary purpose of which relates to Taxes;

(xv)  abandon or permit to lapse any of the material Intellectual Property of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice;

(xvi)  (A) enter into, extend or renew any Contract or amendment thereof which, if executed prior to the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.01(i)(i), (ii), (v), (vi), (vii), (ix)(2), (x) or (xii) or (B) modify or amend in any material respect any Specified Contract (other than modifications or amendments to Significant Program Contracts in the ordinary course of business consistent with past practice, which modifications or amendments would not have a material and adverse impact on the financial plan of the Company set forth in Section 3.01(s)(iv)(A) of the Company Letter) or (C) accelerate, terminate or cancel, any Specified Contract;

(xvii)  incur or commit to incur any expenditures in respect of independent research and development of products, systems or services other than in an amount such that the indirect rates do not exceed the forward pricing rate proposal or agreement currently in place with the applicable Governmental Entity;

(xviii)  amend, modify or waive any of the Company’s existing takeover defenses or take any action to render any state takeover or similar statute inapplicable to any transaction other than the Merger;

(xix)  enter into any new line of business outside of the businesses of the Company and its Subsidiaries as of the date of this Agreement;

(xx)  adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other reorganization of the Company or dissolve or liquidate any material Subsidiary of the Company;

(xxi)  enter into or amend any Contract or take any other action if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement; or

(xxii)  authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

SECTION 4.02.  No Solicitation.  (a)  The Company (i) shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its or their Representatives to, directly or indirectly, (A) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or the making of any proposal that would reasonably be expected to result in or lead to a Takeover Proposal or (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (or any Representative thereof) any information with respect to or in connection with, or otherwise knowingly cooperate with any person (or any Representative thereof) with respect to, any Takeover Proposal or any inquiries or proposals that would reasonably be expected to result in or lead to a Takeover Proposal, (ii) shall and shall cause its Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated all existing activities, discussions and negotiations with any person conducted heretofore with respect to any Takeover Proposal or any inquiries or proposals that would reasonably be expected to result in or lead to a Takeover Proposal and (iii) shall promptly, and in any event within two days following the date of this Agreement, request, and shall use its commercially reasonable efforts to cause, the prompt return or written acknowledgment of destruction of all confidential information previously furnished to any person within 24 months prior to the date of this Agreement for the purposes of evaluating a possible Takeover Proposal to the extent that the Company is entitled to have such documents returned or destroyed.  Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to release any person from or waive any standstill provision or similar provision with respect to any capital stock of the Company or any of its Subsidiaries in any agreement to which the Company or any of its Subsidiaries is a party solely to the extent that (x) such provision would otherwise prohibit the counterparty thereto from making a confidential Takeover Proposal directly to the Board of Directors of the Company in accordance with this Section 4.02 and (y) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.  Except to the extent otherwise permitted by the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement.  Notwithstanding anything in this Section 4.02 to the contrary, at any time prior to obtaining the Stockholder Approval, in response to a bona fide written unsolicited Takeover Proposal received after the execution of this Agreement which did not result from a material breach of this Section 4.02, (x) the Company and its Representatives may contact the person proposing such Takeover Proposal or the Representatives of such person solely to clarify the terms and conditions thereof and (y) if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and Citigroup or another financial advisor of nationally recognized reputation, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, the Company may, and may permit and authorize its Subsidiaries and its Representatives and its Subsidiaries’ Representatives to, in each case subject to compliance with Section 4.02(c) and the other provisions of this Agreement, (1) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a confidentiality agreement which contains terms that are no less restrictive of such person than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided that all such information had been provided, or is concurrently provided, to Parent, and (2) participate in discussions or negotiations with, and only with, the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.  Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.02(a) by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.02(a) by the Company.

For purposes of this Agreement, the term “Takeover Proposal” means any proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act) (other than Parent or any of its Subsidiaries) providing for, in one transaction or a series of transactions, any (I) merger, consolidation, binding share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or (II) direct or indirect acquisition, including by way of any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, license agreement or similar transaction, of (A) assets or businesses that constitute or represent 20% or more of the total revenue, net income, EBITDA (earnings before interest expense, taxes, depreciation and amortization) or assets of the Company and its Subsidiaries, taken as a whole, or (B) 20% or more of the outstanding shares of Company Common Stock or of any class of capital stock of, or other equity or voting interests in, one or more of the Subsidiaries of the Company which, in the aggregate, directly or indirectly hold the assets or businesses referred to in clause (A) above.

For purposes of this Agreement, the term “Superior Proposal” means any binding bona fide unsolicited written offer which did not result from a material breach of this Section 4.02(a) made by any person (other than Parent or any of its Subsidiaries) that, if consummated, would result in such person (or, in the case of a direct merger between such person and the Company, the stockholders of such person) acquiring, directly or indirectly, more than 50% of the Company Common Stock or the outstanding voting power of the Company or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer, in the good faith determination of the Board of Directors of the Company (after consultation with its outside legal counsel and Citigroup or another financial advisor of nationally recognized reputation), (1) is more favorable from a financial point of view to the stockholders of the Company than the consideration payable in the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise)) and

(2) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b)  Neither the Board of Directors of the Company nor any committee thereof shall (or shall agree or resolve to) (i) (A) withhold, withdraw, modify or qualify in a manner adverse to Parent or Sub, or propose publicly to withhold, withdraw, modify or qualify in a manner adverse to Parent or Sub, the recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or (B) recommend, declare advisable or propose to recommend or declare advisable the approval or adoption of any Takeover Proposal or resolve or agree to take any such action, or adopt or approve any Takeover Proposal (any action in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) cause or permit the Company or any Subsidiary of the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would reasonably be expected to result in or lead to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement).  Notwithstanding the foregoing or anything else to the contrary in this Agreement, at any time prior to the Stockholder Approval, the Board of Directors of the Company may (x) other than in connection with a Takeover Proposal, effect an Adverse Recommendation Change under clause (A) of the definition thereof, or (y) in response to a Superior Proposal, effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(f) to accept such Superior Proposal, in the case of each of clauses (x) and (y), only if the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and Citigroup or another financial advisor of nationally recognized reputation, and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 4.02(b), that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Board of Directors of the Company may not effect such an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(f) unless (1) the Board of Directors of the Company shall have first provided written notice to Parent (an “Adverse Change Notice”) at least three business days prior to such action that it is prepared to take such action and specifying the reasons therefor, and, if such action is in response to a Superior Proposal, attaching the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal (including any financing thereof, to the extent such financing agreements are available) and (2) upon the end of such notice period, the Board of Directors of the Company shall have (aa) considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent by the end of such notice period and (bb) determined in good faith, after consultation with its outside legal counsel and Citigroup or another financial advisor of nationally recognized reputation, that (I) in the case of a Superior Proposal, the offer previously constituting a Superior Proposal continues to constitute a Superior Proposal and (II) the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law (it being understood and agreed that any amendment or modification to the financial terms or conditions or other material terms of such Superior Proposal shall require a new Adverse Change Notice and a new notice period under clause (1) of this proviso shall commence (except that the three business day period referred to in clause (1) of this proviso shall instead be a two business day period)).  The Company agrees that, during the three or two business day period prior to its effecting an Adverse Recommendation Change or termination pursuant to Section 7.01(f), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives (to the extent Parent desires and is willing to do so) regarding any revisions to the terms of the Merger and the other transactions contemplated by this Agreement proposed by Parent.

(c)  In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.02, the Company shall, as promptly as practicable and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that the Company reasonably believes could lead to or contemplates a Takeover Proposal and (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions and, if applicable, copies of any written requests, inquiries, proposals or offers, including proposed agreements) and the identity of the person making any such Takeover Proposal, request or inquiry.  Commencing upon the provision of any notice referred to above, the Company (or its outside counsel) shall keep Parent (or its outside counsel) informed, on a reasonably current basis, of the status, including any change to the material terms and conditions, of such Takeover Proposal, request or inquiry, and the status of any discussions or negotiations with respect thereto.

(d)  Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with its outside legal counsel, failure so to disclose would be inconsistent with applicable Law; provided, however, that the foregoing shall in no way eliminate or modify the effect that any such position or disclosure would otherwise have under this Agreement.

ARTICLE V

Additional Agreements

SECTION 5.01.  Preparation of the Proxy Statement; Stockholders Meeting.  (a)  Subject to Parent’s compliance with its obligations contained in the next sentence, as promptly as practicable following the date of this Agreement, the Company shall prepare and, no later than the 15th calendar day (or, if such calendar day is not a business day, on the first business day subsequent to such calendar day) immediately following the date of this Agreement, file with the SEC the preliminary Proxy Statement.  Parent shall furnish all information concerning Parent and Sub to the Company as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and shall otherwise reasonably cooperate with the Company in the preparation of the Proxy Statement and the resolution of any SEC comments related thereto.  The Company shall notify Parent as promptly as practicable upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall provide (i) copies of all written correspondence or (ii) a summary of all oral communications, in each case between it and its Representatives, on the one hand, and the SEC, on the other hand, to Parent as promptly as practicable.  The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement and to cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders as promptly as reasonably practicable after, but in any event not more than one business day after, the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto (including any oral response to comments), the Company (x) shall provide Parent and its counsel a reasonable opportunity to review and comment on such document or response (including any proposed oral response to comments), (y) shall include in such document or response all comments reasonably proposed by Parent and (z) shall not file or mail such document, or respond to the SEC, prior to receiving the approval of Parent or its counsel, which approval shall not be unreasonably withheld, conditioned or delayed.  If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(b)  The Company agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and that none of the information included or incorporated by reference in the Proxy Statement will, at the date the Proxy Statement is filed with the SEC or mailed to the stockholders of the Company or at the time of the Stockholders Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements made in the Proxy Statement based on information supplied in writing by or on behalf of Parent specifically for inclusion or incorporation for reference therein.  Parent agrees that none of such information will, at the date the Proxy Statement is filed with the SEC or mailed to the stockholders of the Company or at the time of the Stockholders Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement mailed to the holders of Company Common Stock shall include the notice of appraisal rights required to be delivered by the Company pursuant to Section 262 that complies with applicable Law.

(c)  The Company shall, as promptly as reasonably practicable after the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the sole purpose of obtaining the Stockholder Approval and voting on a proposal to adjourn the Stockholders Meeting (and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith), which meeting the Company shall, absent any Legal Restraint that has the effect of preventing such action, cause to occur no later than the 35th calendar day (or, if such calendar day is not a business day, on the first business day subsequent to such calendar day) immediately following the date that the mailing of the Proxy Statement has been substantially completed (the “Stockholders Meeting”); provided that the Stockholders Meeting shall be held no earlier than the 50th calendar day after the date of this Agreement; and provided, further, that the Company, after consultation with

Parent, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Stockholders Meeting if the Company reasonably believes that (i)(A) the Company is unable to obtain a quorum of its stockholders at such time or (B) the Company will not receive proxies sufficient to obtain Stockholder Approval, whether or not a quorum is present, (ii) it is necessary to postpone or adjourn the Stockholders Meeting to ensure that any required amendment or supplement to the Proxy Statement is mailed to holders of Company Common Stock within a reasonable amount of time in advance of the Stockholders Meeting or (iii) such postponement or adjournment is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any actions in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement or has been requested by the SEC or its staff, so long as, in the case of any postponement or adjournment under clause (i) of this Section 5.01(c), the Stockholders Meeting is not postponed or adjourned more than an aggregate of 30 calendar days without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).  In the event that during the three business days prior to the date that the Stockholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make an Adverse Recommendation Change, Parent may direct the Company to postpone the Stockholders Meeting for up to five business days and, to the extent permitted by applicable Law, the Company Certificate and the Company Bylaws, the Company shall promptly, and in any event no later than the next business day, postpone the Stockholders Meeting in accordance with Parent’s direction, subject to the Company’s right to postpone the Stockholders Meeting for a longer period pursuant to the immediately preceding sentence.  The notice of the Stockholders Meeting shall state that a proposal to adopt this Agreement will be considered at the Stockholders Meeting.  Subject to Section 4.02(b), (x) the Board of Directors of the Company shall recommend to holders of Company Common Stock that they adopt this Agreement and shall include such recommendation in the Proxy Statement and (y) the Company shall use its reasonable best efforts to solicit the Stockholder Approval.  Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 5.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Takeover Proposal or, other than with respect to the immediately preceding sentence of this Section 5.01(c), the making of any Adverse Recommendation Change.  The Company shall provide updates to Parent with respect to the proxy solicitation for the Stockholders Meeting (including interim results) as reasonably requested by Parent.

SECTION 5.02.  Access to Information; Confidentiality.  (a)  The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access upon reasonable advance notice and during normal business hours (under supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and its Subsidiaries) during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, records, Contracts, Permits, documents, information, directors, officers and employees, and during such period the Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to Parent any information concerning its business as Parent may reasonably request.  Notwithstanding the immediately preceding sentence, neither the Company nor any of its Subsidiaries shall be required to afford access or furnish information to the extent (i)  relating to the minutes of the Company’s Board of Directors or any committees thereof (including any presentations or other materials prepared by or for the Company’s Board of Directors or any committee thereof) where the Company’s Board of Directors or any such committee thereof discussed this Agreement, the Merger or the other transactions contemplated by this Agreement or any similar transaction with any other person, including any Takeover Proposal, (ii)  the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries (provided that the Company shall use its reasonable best efforts to allow for such access or to furnish such information in a manner that does not jeopardize the attorney-client privilege), (iii)   that affording such access or furnishing such information would violate applicable Law or result in significant antitrust risk for the Company or its Subsidiaries or (iv)  such request involves conducting subsurface, invasive or environmental sampling or testing, including with respect to building materials and indoor air quality.  No investigation by Parent or any of its Representatives and no receipt of information by Parent or any of its Representatives shall operate as a waiver or otherwise affect any representation, warranty, covenant, agreement or other provision of this Agreement, or the obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.  Except as required by any applicable Law, Parent will hold, and will direct its Representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement.

(b)  Subject to applicable Law, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, cooperate to ensure an orderly transition and integration process in connection with the Merger and the other transactions contemplated by this Agreement in order to minimize the disruption to, and preserve the value of, the business of the Surviving Corporation and its Subsidiaries.

(c)  Immediately following the execution and delivery of this Agreement by each of the parties hereto, Parent, as the sole stockholder of Sub, will adopt this Agreement.

(d)  Without limiting the generality of the foregoing, the Company and each of its Subsidiaries shall cooperate, and shall cause its affiliates and Representatives to reasonably cooperate, with Parent in all Tax matters, including by maintaining and making available to Parent and its affiliates all books and records relating to Taxes.

(e)  Parent and the Company shall take the actions set forth in Section 5.02(e) of the Company Letter.

SECTION 5.03.  Reasonable Best Efforts; Consultation and Notice.  (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions precedent set forth in Article VI, (ii) the obtaining of all necessary actions or nonactions and Consents from, and the giving of any necessary notices to, Governmental Entities and other persons and the making of all necessary registrations, declarations and filings (including filings under the HSR Act (which each of the parties hereto shall file, or cause to be filed, as promptly as reasonably practicable after the date hereof, but not later than fifteen business days after the date hereof, such date to be determined by Parent in consultation with the Company) and other registrations, declarations and filings with, or notices to, Governmental Entities, that may be required under the HSR Act or other applicable antitrust, competition or pre-merger notification or trade regulation Laws of any jurisdiction (collectively, “Review Laws”), if any), (iii) the taking of all reasonable steps to provide any supplemental information requested by any Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Merger or the other transactions contemplated by this Agreement and (iv) the taking of all reasonable steps as may be necessary to avoid any Proceeding by any Governmental Entity or third party.  In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Merger and the other transactions contemplated by this Agreement, take all actions necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries (including Sub and, after the Effective Time, the Surviving Corporation and its Subsidiaries) be required to agree to or accept (A) any prohibition of or limitation on its or their ownership, or any limitation that would affect its or their operation, of any portion of their respective businesses or assets, including after giving effect to the Merger and the other transactions contemplated by this Agreement, (B) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the Merger and the other transactions contemplated by this Agreement, (C) any limitation on the ability of Parent or its Subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of the Company or its Subsidiaries, including after giving effect to the Merger and the other transactions contemplated by this Agreement, or (D) any other limitation on its or their ability to, or the manner in which they, operate, conduct or control their respective businesses or  operations, including after giving effect to the Merger and the other transactions contemplated by this Agreement (any such action or limitation described in clauses (A) through (D), a “Restriction”), other than Permitted Restrictions, which Permitted Restrictions Parent or its Subsidiaries shall be required to agree if and only to the extent ultimately necessary to obtain pre-merger clearance from the U.S. and E.U. antitrust and competition law authorities (specifically, for (1) any waiting period applicable to the Merger under the HSR Act to have been terminated or expired and (2) the European Commission to have issued a decision finding the Merger to be compatible with the common market under the Council Regulation, or to have been deemed to have done so pursuant to Article 10(6) of the Council Regulation), provided that in the aggregate any such Permitted Restrictions would not have or reasonably be expected to have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or, after the Effective Time, the Surviving Corporation and its Subsidiaries, taken as a whole.  For purposes of this Agreement, “Permitted Restrictions” shall mean (x) Restrictions of the type described in clause (B) or (C) of the definition thereof solely involving the businesses or assets of the Company and its Subsidiaries which, in the aggregate,  generated no more than $450,000,000 of the consolidated revenues of the Company and its Subsidiaries for the fiscal year ended December 31, 2016 (any such Restrictions described in this clause (x), “Required Divestitures”) and (y) Restrictions of the type described in clause (A) or (D) of the definition thereof which are applied solely against and solely involve and impact the operations, businesses and assets of the Company and its Subsidiaries and which would not, individually or in the aggregate, when combined with the impact of any Required Divestitures, have or reasonably be expected to have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or, after the Effective Time, the Surviving

Corporation and its Subsidiaries, taken as a whole.  For the avoidance of doubt, Parent is not required to agree to or accept any Restriction that involves, applies to or impacts the operations, businesses or assets of Parent or any of its affiliates other than Permitted Restrictions with respect to the Surviving Corporation and Subsidiaries of the Surviving Corporation.  In no event shall the Company or any of its Subsidiaries be permitted to commit or agree to any Restriction without Parent’s prior written consent.  Nothing in this Section 5.03(a) shall require any party to take or agree to take any action with respect to its business or operations pursuant to this Section 5.03(a) unless the effectiveness of such agreement or action is conditioned upon the Closing.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any Proceeding brought by or against any Governmental Entity in connection with obtaining any Consent from any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b)  Notwithstanding anything to the contrary herein, Parent shall determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions or nonactions and Consents from Governmental Entities in connection with the Merger and the other transactions contemplated by this Agreement and the Company shall take all reasonable actions to support Parent in connection therewith. Each of Parent and the Company shall (i) reasonably cooperate with each other in connection with any filing or submission with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and any Consents from any Governmental Entity in connection therewith and any investigation or other inquiry related thereto and in connection with resolving any such investigation or inquiry with respect to any such filing or the Merger, (ii) not extend any waiting or suspension period under any applicable Review Laws or enter into any agreement with any Governmental Entity not to consummate the Merger, including any timing agreements or agreements to pull and re-file their HSR filing, except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), (iii) respond as promptly as practicable to any applicable inquiries or requests received from any Governmental Entity for additional information or documentation, (iv) promptly make any applicable further filings or information submissions pursuant thereto that may be necessary or advisable and (v) promptly make any requisite filings or submissions required under any applicable Review Laws. Each of Parent and the Company shall (A) promptly notify the other party of any written or oral communication to that party or its Subsidiaries or Representatives from any Governmental Entity regarding the parties’ collaborative efforts to obtain the Consents, (B) subject to applicable Law and to the extent reasonably practicable, permit the other party to review and comment on any written communication regarding such efforts prior to providing such communication to any Governmental Entity and (C) to the extent reasonably practicable, not agree to participate, or permit its Subsidiaries or Representatives or, in the case of the Company, the Controlled Affiliate, to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning Consents to the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and reasonably practicable, gives the other party the opportunity to attend and participate. Without limiting the foregoing, neither party shall make any filings, submissions or written communications to any Governmental Entity to obtain the Consents without first providing a written copy of such filing, submission or communication to the other party (or as appropriate to such party’s outside counsel) and allowing the other party a reasonable opportunity to provide comments on such filing, submission or communication prior to submission. Parent and the Company covenant and agree to incorporate all reasonable comments of the other party (or as appropriate such party’s outside counsel) with respect to such filings, submissions and communications prior to delivery of the same to any Governmental Entity.

(c)  (i)  In connection with the continuing operation of the business of the Company and its Subsidiaries between the date of this Agreement and the Effective Time, subject to applicable Law, the Company shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of relationships with material customers, suppliers and resellers, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent and in a manner consistent with (A) any organizational or personal conflict of interest mitigation plans, including firewalls, entered into by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is subject and (B) applicable confidentiality obligations, including the Confidentiality Agreement; provided, however, that no such consultation shall operate as a waiver or otherwise affect any representation, warranty, covenant, agreement or other provision in this Agreement, or the obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(ii)  Except as prohibited by applicable Law, the Company shall promptly notify Parent in writing of:

(A)   (1) any representation or warranty made by Company contained in Section 3.01 becoming untrue or inaccurate such that the condition set forth in Section 6.02(a) would not be satisfied, (2) the failure of the Company to perform in any material respect any obligation to be performed by it under this Agreement such that the condition set forth in Section 6.02(b) would not be satisfied or (3) the occurrence of any change, development, event, effect, condition, occurrence, action or omission that would reasonably be expected to result in the condition set forth in Section 6.02(d) not being satisfied;

(B)  any written notice or other communication from any person (other than a Governmental Entity) alleging that notice to or Consent of such person is required in connection with the Merger or the other transactions contemplated by this Agreement if the subject matter of such communication or the failure of the Company or one of its Subsidiaries to obtain such Consent would be material to the Company, the Surviving Corporation or Parent;

(C)  any material written notice or other material communication from any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement, and a copy of any such notice or communication shall be furnished to Parent, together with the Company’s written notice;

(D)  any material written notice or other material communication from any customer, distributor, supplier or reseller to the effect that such customer, distributor, supplier or reseller is terminating or otherwise adversely modifying its relationship with the Company or any of its Subsidiaries as a result of the Merger or the other transactions contemplated by this Agreement; and

(E)  any Proceedings commenced or, to the knowledge of the Company, threatened, or any circumstance that would reasonably be expected to lead to any Proceeding, against or involving the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.01(h) or that relate to the consummation of the Merger or the other transactions contemplated by this Agreement;

provided, however, that no such notification shall operate as a waiver or otherwise affect any representation, warranty, covenant, agreement or other provision in this Agreement, or the obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further, that the failure to deliver any such notification, in and of itself, shall not result in the failure of, or otherwise affect, any of the conditions set forth in Article VI.

(iii)  Except as prohibited by applicable Law, Parent shall promptly notify the Company in writing of:

(A)  (1) any representation or warranty made by Parent or Sub contained in Section 3.02 becoming untrue or inaccurate such that the condition set forth in Section 6.03(a) would not be satisfied or (2) the failure of Parent or Sub to perform in any material respect any obligation to be performed by such party under this Agreement such that the condition set forth in Section 6.03(b) would not be satisfied;

(B)  any written notice or other communication from any person (other than a Governmental Entity) alleging that notice to or Consent of such person is required in connection with the Merger or the other transactions contemplated by this Agreement if the subject matter of such communication or the failure of the Parent or one of its Subsidiaries to obtain such Consent would be material to the Company, the Surviving Corporation or Parent; and

(C)  any Proceedings commenced or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries that relate to the consummation of the Merger or the other transactions contemplated by this Agreement;

provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further, that the failure to deliver any such notification, in and of itself, shall not result in the failure of, or otherwise affect, any of the conditions set forth in Article VI.

(d)  Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any litigation against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or the other transactions contemplated by this Agreement and will obtain the prior written consent of Parent prior to settling or satisfying any such claim, it being understood and agreed that this Section 5.03(d) shall not give Parent the right to direct such defense.

SECTION 5.04.  Company Equity-Based Awards.  (a)  Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, except as set forth in Section 5.04(f) below, each then outstanding Company Stock Option (whether or not then vested and exercisable) (i) shall automatically become fully vested and (ii) shall terminate and be converted automatically into the right to receive a lump sum cash payment equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, whether or not then vested, and (2) the excess, if any, of the Merger Consideration over the exercise price applicable to such shares of Company Common Stock subject to such Company Stock Option, less (B) any applicable withholding for Taxes (the “Option Merger Consideration”).  For the avoidance of doubt, if the exercise price applicable to shares of Company Common Stock subject to such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall terminate and be canceled in exchange for no consideration.  As of the Effective Time, each holder of Company Stock Options shall cease to have any rights with respect thereto, except the right to receive the Option Merger Consideration related to the applicable Company Stock Option, without interest, payable in accordance with this Section 5.04.

(b)  Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Restricted Shares, except as set forth in Section 5.04(f) below, each then outstanding Company Restricted Share (i) shall automatically become fully vested and all restrictions with respect thereto shall lapse and (ii) shall terminate and be converted automatically into the right to receive a lump sum cash payment equal to (A) the Merger Consideration, less (B) any applicable withholding for Taxes (the “Restricted Share Merger Consideration”).  As of the Effective Time, each holder of Company Restricted Shares shall cease to have any rights with respect thereto, except the right to receive the Restricted Share Merger Consideration for each Company Restricted Share, without interest, payable in accordance with this Section 5.04.

(c)  Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Performance Shares, except as set forth in Section 5.04(f) below:

(i)  in the event the Closing occurs prior to the date on which the Company Performance Shares granted in 2015 (the “2015 Company Performance Shares”), would vest in the ordinary course of business consistent with past practice, each then outstanding 2015 Company Performance Share (A) shall automatically become vested based on deemed achievement of performance metrics at the greater of target performance for all applicable metrics or actual performance for all applicable metrics for the performance period (without pro-ration) and all restrictions with respect thereto shall lapse and (B) shall terminate and be converted automatically into the right to receive a lump sum cash payment equal to (1) the product of (x) the number of shares of Company Common Stock subject to such Company Performance Share immediately prior to the Effective Time (determined after taking into account the vesting set forth in Section 5.04(c)(i)(A) and rounded up or down to the nearest share), and (y) the Merger Consideration, less (2) any applicable withholding for Taxes (the “2015 Performance Share Merger Consideration”); and

(ii)  each then outstanding Company Performance Share that was granted in 2016 or 2017 (the “Subsequent Period Company Performance Shares”) (A) shall automatically become vested based on deemed achievement of performance metrics at target performance for all applicable performance metrics with pro-ration in accordance with the applicable Company Stock Plan and the award agreements thereunder and (B) shall terminate and be converted automatically into the right to receive a lump sum cash payment equal to (1) the product of (x) the number of shares of Company Common Stock subject to such Company Performance Share immediately prior to the Effective Time (determined after taking into account the vesting set forth above), and (y) the Merger Consideration, less (2) any applicable withholding for Taxes (the “Subsequent Period Performance Share Merger Consideration” and together with the 2015 Performance Share Merger Consideration, the “Performance Share Merger Consideration”).  With respect to each Subsequent Period Company Performance Share  that is forfeited due to pro-ration, as soon as reasonably practicable following the Effective Time, Parent shall grant each holder thereof who remains an employee as of the grant date with an award of Parent restricted stock rights with respect to a number of shares of Parent common stock with a value equal to two times the value of such forfeited Company Performance Shares (for the avoidance of doubt, calculated at target performance multiplied by the Merger Consideration) (the “Parent Retention Grant”).  One-half of the Parent Retention Grant shall vest on March 1, 2019 and the remaining one-half of the Parent Retention Grant shall vest on March 1, 2020, in each case subject to continued employment with Parent and its Subsidiaries as of such dates; provided, however, that holders of Parent Retention Grants who are involuntarily terminated other than for cause prior to March 1, 2019 shall vest in half of the Parent Retention Grant upon such termination.

(iii)  As of the Effective Time, each holder of Company Performance Shares shall cease to have any rights with respect thereto, except the right to receive the

Performance Share Merger Consideration for each Company Performance Share or the Parent Retention Grant, if applicable, without interest, payable in accordance with this Section 5.04.

(d)  Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Deferred Stock Units, except as set forth in Section 5.04(f) below, each then outstanding Company Deferred Stock Unit (i) shall automatically become fully vested and (ii) shall be converted automatically into the right to receive a cash payment equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Deferred Stock Unit immediately prior to the Effective Time, and (2) the Merger Consideration, less (B) any applicable withholding for Taxes, payable in accordance with, and subject to, the deferral elections applicable to such Company Deferred Stock Units as of immediately prior to the Effective Time.

(e)  Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Phantom Stock Units, each then outstanding Company Phantom Stock Unit (i) shall automatically become fully vested and (ii) shall represent the right to receive a cash payment equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Phantom Stock Unit immediately prior to the Effective Time, and (2) the Merger Consideration, less (B) any applicable withholding for Taxes, payable in accordance with, and subject to, the deferral elections applicable to such Company Phantom Stock Units as of immediately prior to the Effective Time.

(f)  Notwithstanding anything to the contrary including the provisions of Sections 5.04(a), (b), (c) and (d) of this Agreement or otherwise, with respect to Permitted 2018 Awards (as defined and permitted by Section 4.01 of the Company Letter),  only the 2018 Award Pro Rata Percentage shall become vested at the Effective Time and shall be entitled to the Option Merger Consideration, the Restricted Share Merger Consideration, the Performance Share Merger Consideration and the consideration set forth in Section 5.04(d).  The remainder of any Permitted 2018 Award shall be forfeited.  The 2018 Award Pro Rata Percentage means a fraction, (i) the numerator of which is the number of days that have elapsed from the grant date of such award (or in the case of Company Performance Shares, from the beginning of the performance period) through and including the Closing Date and (ii) the denominator of which is the total number of days from the grant date of such award (or in the case of Company Performance Shares, from the beginning of the performance period) through the final regularly scheduled vesting date of such award.  For the avoidance of doubt, any Permitted 2018 Awards that are Company Performance Shares shall be cashed out at deemed target level performance with pro-ration in accordance with the terms of the first sentence of Section 5.04(c)(ii).

(g)  As soon as reasonably practicable after the Effective Time (but in no event later than 10 days after the Effective Time), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the amounts payable pursuant to this Section 5.04, net of any applicable withholding Taxes, through the Surviving Corporation’s payroll or a third party engaged to provide payroll services.  Notwithstanding the foregoing, in the case of any Company Equity-Based Awards subject to Section 409A of the Code, including the Company Deferred Stock Units and the Company Phantom Stock Units, the payments required under this Section 5.04 shall be made in accordance with the deferral elections applicable to such Company Equity-Based Awards as in effect immediately prior to the Effective Time and otherwise in compliance with Section 409A of the Code.

(h)  At or prior to the Effective Time, the Board of Directors of the Company (or if appropriate, any committee administering the applicable Company Stock Plans) shall adopt such resolutions or take such other actions as may be reasonably necessary or desirable to (i) effectuate the treatment of the Company Equity-Based Awards pursuant to this Section 5.04 and (ii) cause the Company Stock Plans (other than the Company ESPP) to terminate at the Effective Time.

(i)  The Board of Directors of the Company (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required to provide that with respect to the Company ESPP:  (i) participants in the Company ESPP (“ESPP Participants”) may not increase their payroll deductions under the Company ESPP from those in effect on the date of this Agreement; (ii) no new ESPP Participants may commence participation in the Company ESPP following the date of this Agreement; (iii) all participation in and purchases under the Company ESPP shall be suspended effective as of the last day of the offering period that includes the date of this Agreement (the “ESPP Suspension Date”), such that the offering period in effect as of the date of this Agreement will be the final offering period under the Company ESPP; and (iv) with respect to any offering period under the Company ESPP in effect as of the date of this Agreement, the Company shall ensure that such offering period ends at the ESPP Suspension Date and that each ESPP Participant’s accumulated contributions for such offering period are applied to the purchase of shares of Company Common Stock in accordance with the terms of the Company ESPP unless the ESPP Participant has previously withdrawn from such offering period in accordance with the terms of the Company ESPP.  Any cash remaining in the Company ESPP after purchases occurring on the ESPP Suspension Date shall be refunded to ESPP Participants promptly following the ESPP Suspension Date.

SECTION 5.05.  Employee Matters.  (a)  For the 12 month period following the Closing Date, Parent shall, and shall cause the Surviving Corporation to, provide to each employee of the Company and its Subsidiaries who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (a “Continuing Employee”) with (i) at least the same base cash compensation or other base wages provided to such Continuing Employee immediately prior to the Effective Time; (ii) target annual incentive opportunities that are substantially comparable, in the aggregate, to the target annual cash incentive opportunity and target annual equity incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time (which, in the case of incentive opportunities granted following the Closing, shall be subject to the terms and conditions of the applicable employee benefit plan maintained by Parent or its Subsidiaries); (iii) severance benefits that are no less favorable, in the aggregate, than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time (for the avoidance of doubt, after taking into account the service crediting provisions of Section 5.05(b) and any additional service performed following the Closing Date); and (iv) other compensation and employee benefits (excluding, for this purpose, the compensation contemplated by clauses (i)-(iii) above and retention, change in control, or one-time or special benefits or arrangements) that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time.  Nothing in this Section 5.05(a) is intended to or shall create any right in any employee, consultant or contractor of the Company to continued employment by or service to Parent, the Company, the Sub, or, in each case, any affiliate or Subsidiary thereof, or limit the ability of Parent, the Company, the Sub, or, in each case, any affiliate or Subsidiary thereof, to terminate the employment or service of any employee, consultant or contractor of the Company for any reason.

(b)  To the extent that a Continuing Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than the Company or its Subsidiaries), Parent shall cause such employee benefit plan to (i) recognize the service of such Continuing Employee with the Company and its Subsidiaries (or their predecessor entities) for purposes of eligibility, participation, vesting and, except under defined benefit pension plans and plans providing for retiree medical or other welfare benefits, benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent such service was recognized under a comparable Benefit Plan in which such Continuing Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service (A)

shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service, and (B) shall not apply for purposes of any plan, program or arrangement under which similarly-situated employees of Parent and its Subsidiaries do not receive credit for prior service; and (ii) with respect to any health, dental, vision plan or other welfare plan of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) (any such plan, a “Parent Welfare Plan”) in which any Continuing Employee is eligible to participate for the plan year in which such Continuing Employee is first eligible to participate, use commercially reasonable efforts to (x) cause any pre-existing condition limitations, exclusions or eligibility waiting periods under such Parent Welfare Plan to be waived with respect to such Continuing Employee to the extent such limitation, exclusion or period would have been waived or satisfied under the Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (y) recognize and credit any health, dental or vision expenses incurred by such Continuing Employee in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

(c)  Without limiting the generality of this Section 5.05, for the performance year that includes the Closing Date, Parent shall, or shall cause the applicable Subsidiary to, pay such annual cash incentive bonuses following the Closing Date under the terms of the applicable Benefit Plan in the ordinary course of business consistent with past practice.

(d)  Without limiting the generality of this Section 5.05, from and after the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, honor in accordance with its terms any employment, change in control, or other agreement set forth on Section 5.05(d) of the Company Letter.

(e)  Notwithstanding the foregoing, all terms and conditions of employment with respect to any Continuing Employee who is subject to a collective bargaining or similar labor agreement shall be made in accordance with the terms of such agreement.

(f)  This Section 5.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.05, express or implied, is intended to confer upon any other person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.05 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof.  In addition, nothing contained in this Agreement shall obligate Parent, the Company, or any of their respective Subsidiaries to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any Company Personnel.

SECTION 5.06.  Indemnification, Exculpation and Insurance.  (a)   Parent and Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any person who is or prior to the Effective Time becomes or has been at any time prior to the date of this Agreement a director or officer of the Company or any of its Subsidiaries as provided in the respective certificates of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries and any indemnification or other agreements of the Company or its applicable Subsidiary, in each case as in effect on the date of this Agreement, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party, and Parent shall cause the Surviving Corporation to comply with and honor the foregoing obligations.

(b)  In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.06.

(c)  Prior to the Effective Time, the Company shall purchase a six-year “tail” directors’ and officers’ liability insurance policy effective for claims asserted for a six-year period after the Effective Time covering each person covered as of the Effective Time by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms that are no less favorable than those of such policy of the Company as in effect on the date of this Agreement, which insurance shall, prior to the Closing, be in effect and prepaid for such entire six-year period; provided that the Company shall not pay annual premiums for such policy in excess of 300% of the current annual premium paid by the Company for its existing coverage (the “Maximum Premium”).  If such insurance coverage cannot be obtained at all, or can only be obtained at an aggregate premium in excess of the Maximum Premium, the Company shall acquire the most advantageous policy obtainable for an aggregate premium equal to the Maximum Premium.

(d)  The rights of each indemnified party hereunder shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the certificate of incorporation or bylaws or any other organizational documents of the Company or any of its Subsidiaries, the DGCL or otherwise.  The provisions of this Section 5.06 shall survive the consummation of the Merger and are expressly intended to be for the benefit of, and shall be enforceable by, each of the indemnified parties and shall be binding on Parent, the Surviving Corporation and their respective successors and assigns.

SECTION 5.07.  Financing Cooperation.  (a)  Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions set forth in the Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter until the Merger and the other transactions contemplated by this Agreement are consummated, (ii) timely negotiate definitive agreements with respect to the facilities contemplated by the Commitment Letter on the terms and conditions set forth therein (or on terms that will not materially delay or prevent the Closing or make the funding with respect to the Financing less likely to occur), (iii) satisfy or cause to be waived on a timely basis all conditions applicable to Parent set forth in the Commitment Letter or such definitive agreements that are within its control and otherwise comply with its obligations thereunder and (iv) upon the satisfaction or waiver of such conditions, consummate the Financing; provided, that nothing herein shall prevent Parent from replacing all or any portion of the Financing provided for in the Commitment Letter with one or more commitments from financial institutions to provide an equal or greater amount of debt financing to be made available on or prior to the Closing Date with conditionality no less favorable to Parent in any material respect than that provided for in the Commitment Letter, and upon any such replacement, the definition of “Commitment Letter” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such replacement debt financing and any related commitment letter.

(b)  Parent shall not amend, modify or waive, or agree to amend, modify or waive (in any case, whether by action or inaction), any term of the Commitment Letter without the prior written consent of the Company if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing available on the Closing Date to pay the aggregate Merger Consideration (unless, in the case of this clause (i), such amount is fully replaced with an amount of new financing with conditionality no less favorable to Parent in any material respect), or (ii) imposes new or additional conditions or amends or modifies any of the conditions precedent to the receipt of the Financing in a manner that would reasonably be expected to (x) materially delay or prevent the Closing, (y) make the timely funding of the Financing or satisfaction of the conditions precedent to obtaining the Financing less likely to occur or (z) adversely impact the ability of Parent to enforce its rights against any other party to the Commitment Letter or the definitive agreements with respect thereto in any material respect (provided, however, that Parent may, without the consent of the Company, amend or modify the Commitment Letter or the definitive agreements with respect thereto (A) in accordance with the “market flex” provisions thereof and (B) to add lenders, lead arrangers, bookrunners, syndication agents or other titled roles with respect to financial institutions that have not executed the Commitment Letter as of the date of this Agreement). Parent shall keep the Company reasonably informed of the status of the Financing and developments with respect thereto and shall, upon the request of the Company, provide to the Company copies of all material definitive documents related to the Financing (subject to customary redactions of fee letters).

(c)  If the Financing in an aggregate amount (together with cash and marketable securities on hand) at least equal to the aggregate Merger Consideration to be deposited with the Paying Agent and all other amounts required to be paid pursuant to Article II, the Merger and the other transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter, and such unavailable amount is reasonably required to make the payment to the Paying Agent of the aggregate Merger Consideration, all other amounts required to be paid pursuant to Article II, the Merger and the other transactions contemplated by this Agreement (such event, an “Original Financing Failure”), Parent shall promptly notify the Company in writing of the Original Financing Failure and Parent shall use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Parent than those contained in the Commitment Letter and the Fee Letter and in an amount, when added with cash and marketable securities of Parent and Sub, at least equal to the Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Commitment Letter”), which shall replace the existing Commitment Letter; provided that any such Alternate Financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person.  Parent shall promptly provide a true and complete copy of such New Commitment Letter to the Company.  In the event a New Commitment

Letter is obtained, (i) any reference in this Agreement to the “Financing” shall mean the financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to mean the New Commitment Letter and (iii) any reference in this Agreement to the “Fee Letter” shall be deemed to include any fee or other letter relating to the New Commitment Letter to the extent then in effect.

(d)  From the date of this Agreement until the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, provide to Parent all cooperation as may be reasonably requested by Parent in connection with the arrangement and consummation of the Financing or any alternative financing arrangements entered into to provide funds for the aggregate Merger Consideration, and all other amounts required to be paid pursuant to Article II, the Merger and the other transactions contemplated by this Agreement (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) participate in a reasonable number of requested meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders, underwriters and purchasers of, the Financing and the Company’s senior management and Representatives), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, (ii) assist with the preparation of (A) materials for rating agency presentations and investor presentations, (B) registration statements, prospectuses, offering memoranda and private placement memoranda (including use of reasonable best efforts to obtain any consents of accountants for use of their reports in any of the foregoing), (C) bank information memoranda (including a public-side version thereof) and (D) similar documents, in each case required or customary in connection with the Financing or otherwise reasonably requested by Parent, (iii) execute and deliver (or use reasonable best efforts to obtain) customary certificates, accountant’s comfort letters (which shall provide “negative assurance” comfort), consents, legal opinions, surveys and title insurance in each case as reasonably requested by the Financing Sources, (iv) provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (v) provide the lead arrangers or agents for, and prospective lenders, underwriters and purchasers of, the Financing with all documentation and other information required with respect to the Company and its Subsidiaries in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 , (vi) assist Parent and its Representatives with the preparation of the documents governing the Financing (including any schedules, annexes or exhibits thereto and any pro forma financial statements and financial projections required to be delivered thereunder and such other pertinent and customary financial and other information relating to the Company and its Subsidiaries as Parent shall reasonably request in order to market, syndicate and consummate the Financing), (vii) obtain customary payoff letters and any necessary lien terminations and other instruments of discharge in connection with the repayment of existing indebtedness of the Company and its Subsidiaries reasonably requested by Parent or any of its Subsidiaries and (viii) cooperate with Parent’s Financing Sources’ due diligence, to the extent customary or reasonable; provided, however, all non-public or otherwise confidential information regarding the Company obtained by Parent pursuant to this Section 5.07(d) shall be kept confidential in accordance with the Confidentiality Agreement, and the Company shall only be required to furnish such information to any prospective lenders or other proposed Financing Sources, underwriters, placement agents, initial purchasers or other third parties that have agreed to keep such information confidential; and provided further that nothing in this Agreement shall require any cooperation to the extent it would (1) require the Company, its Subsidiaries or the Board of Directors of the Company or any of its Subsidiaries to waive or amend any terms of this Agreement or agree to pay any commitment, financing or other fees or reimburse any expenses prior to the Closing Date; (2) require any officer of the Company or its Subsidiaries to execute or deliver any document or certificate in connection with the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than customary documents or certificates solely relating to the Company or its Subsidiaries, including the authorization letter and representation referred to in Section 5.07(d)(iv)); (3) unreasonably or materially interfere with the ongoing business or operations of the Company and its Subsidiaries; (4) require the Company or its Subsidiaries to take any action that would conflict with or violate any applicable Laws or any provision of the organizational documents of the Company, or that would result in a violation or breach of, or default under, any Specified Contract in effect as of the date of any such request; or (5) result in any officer or director of the Company or its Subsidiaries incurring any personal liability in connection with the Financing.  Subject to Parent’s indemnification obligations under this Section 5.07, the Company hereby consents to the customary use of its and its Subsidiaries’ trademarks, service marks and logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.  Notwithstanding anything to the contrary contained in this Agreement, no obligation of the Company or its Subsidiaries under any certificate, document or instrument shall be effective until the

Closing and the Company and its Subsidiaries shall not be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing (other than, in each case, customary documents or certificates solely relating to the Company or its Subsidiaries including the authorization letter and management representation referred to in Section 5.07(d)(iv)).  Parent shall indemnify, defend and hold harmless the Company and its affiliates, and their respective pre-Closing Representatives, from and against any liability, obligation or loss suffered or incurred by them in connection with the arrangement of the Financing, any information provided in connection therewith (other than arising from information provided by the Company or its Subsidiaries but including any violation of the Confidentiality Agreement) and any misuse of the logos or marks of the Company or its Subsidiaries in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from the willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.  Parent shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation. Parent acknowledges and agrees that obtaining the financing contemplated by this Section 5.07, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate the Merger and the other transactions contemplated by this Agreement (subject to the conditions contained in Article VI) irrespective and independently of the availability of any such financing.

SECTION 5.08.  Fees and Expenses.  (a)  Except as expressly set forth in this Section 5.08 and in Section 5.07, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)  In the event that (i) a Takeover Proposal has been publicly made (whether or not conditional and whether or not withdrawn) to the Company or its stockholders or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal or, in the case of a termination by Parent pursuant to Section 7.01(d)(i), a Takeover Proposal (whether or not conditional and whether or not withdrawn) is otherwise made privately or publicly to the Company and thereafter (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(d)(i) and (B) prior to the date that is 12 months after such termination, (1) the Company or any of its Subsidiaries enters into any Acquisition Agreement with respect to any Takeover Proposal or (2) any Takeover Proposal is consummated (solely for purposes of this Section 5.08(b)(i)(B), the term “Takeover Proposal” shall have the meaning set forth in the definition of Takeover Proposal contained in Section 4.02(a)

except that all references to 20% shall be deemed references to 50%), (ii) this Agreement is terminated by Parent pursuant to Section 7.01(c) or 7.01(g) (provided that if the Company terminates this Agreement pursuant to Section 7.01(b)(i) or 7.01(b)(iii), in each case, at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 7.01(c) or 7.01(g), this Agreement shall be deemed terminated pursuant to Section 7.01(c) or 7.01(g), as applicable, for purposes of this Section 5.08(b)(ii)) or (iii) this Agreement is terminated by the Company pursuant to Section 7.01(f), then, in each such case, the Company shall pay Parent a fee equal to $275,000,000 (the “Termination Fee”) by wire transfer of same-day funds (x) in the case of a termination by Parent pursuant to Section 7.01(c) or 7.01(g), within two business days after such termination, (y) in the case of a termination by the Company pursuant to Section 7.01(f), no later than the time of such termination and (z) in the case of a payment as a result of any event referred to in Section 5.08(b)(i)(B), no later than the first to occur of the events referred to in clauses (B)(1) and (B)(2) above, in each case to an account designated by Parent.

(c)  The Company acknowledges that the agreements contained in this Section 5.08 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement.  Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 5.08 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 5.08, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 5.08 at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

SECTION 5.09.  Stock Exchange Delisting and Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and requirements of the New York Stock Exchange to cause the delisting of the Company Common Stock from the New York Stock Exchange as promptly as practicable after the Effective Time, and in any event no more than two business days after the Closing Date, and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting; provided that, for the avoidance of doubt, the Company shall not cause the Company Common Stock to be delisted from the New York Stock Exchange prior to the Effective Time.

SECTION 5.10.  Public Announcements.  The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.  Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the other party’s concurrence, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system and except as permitted by Section 4.02.

SECTION 5.11.  Resignation of Directors.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all the directors of the Company and each Subsidiary of the Company other than those set forth on Section 5.11 of the Company Letter, effective as of the Effective Time.

SECTION 5.12.  Sub Compliance.  Parent shall cause Sub to comply with all of Sub’s obligations under this Agreement.

SECTION 5.13.  Section 16 Compliance.  The Board of Directors of the Company shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from Section 16 of the Exchange Act the disposition of shares of Company Common Stock and “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act) with respect to shares of Company Common Stock by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act.

ARTICLE VI

Conditions Precedent

SECTION 6.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a)  Stockholder Approval.  The Stockholder Approval shall have been obtained.

(b)  Government Consents.  (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (ii) the European Commission shall have issued a decision finding the Merger to be compatible with the common market under the Council Regulation, or been deemed to have done so pursuant to Article 10(6) of the Council Regulation.

(c)  No Injunctions or Legal Restraints.  No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger shall be in effect.

SECTION 6.02.  Conditions to Obligations of Parent and Sub.  The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company contained (i) in clauses (i) and (ii) of Section 3.01(c) shall be true and correct in all respects (except for any de minimis exceptions or inaccuracies) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) in the first sentence of Section 3.01(a), Section 3.01(c)(iii), the first four sentences of Section 3.01(d), Section 3.01(w) and Section 3.01(x) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) in Section 3.01(g)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date and (iv) in Section 3.01 (other than those set forth in clauses (i), (ii) and (iii) above) shall be true and correct (ignoring for such purposes any materiality or “Company Material Adverse Effect” qualifiers set forth therein) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iv) to be true and correct (ignoring for such purposes any materiality or “Company Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c)  Restrictions.  No Proceeding by any Governmental Entity shall be pending and no Legal Restraint shall be in effect, in each case, which imposes or seeks to impose any Restrictions on Parent and its Subsidiaries (including Sub and, after the Effective Time, the Surviving Corporation and its Subsidiaries), other than Permitted Restrictions.

(d)  No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect or any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

SECTION 6.03.  Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Sub contained in this Agreement shall be true and correct (ignoring for such purposes any materiality or “Parent Material Adverse Effect” qualifiers set forth therein) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (ignoring for such purposes any materiality or “Parent Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(b)  Performance of Obligations of Parent and Sub.  Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

SECTION 6.04.  Frustration of Closing Conditions.  None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.03, or by such party’s breach of any other provision of this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01.  Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Stockholder Approval has been obtained (except as specified below), upon written notice (other than in the case of Section 7.01(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 7.01 pursuant to which such termination is effected:

(a)  by mutual written consent of Parent, Sub and the Company;

(b)  by either Parent or the Company, if:

(i)  the Merger shall not have been consummated by September 17, 2018 (the “Outside Date”) for any reason; provided, however, that (x) if, on such date, the condition to Closing set forth in Section 6.01(b) shall not have been fulfilled but all other conditions to Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be extended to December 17, 2018 and (y) the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(ii)  any Legal Restraint having the effect set forth in Section 6.01(c) shall be in effect and shall have become final and nonappealable; or

(iii)  the Stockholders Meeting shall have been held and the Stockholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof;

(c)  prior to receipt of the Stockholder Approval, by Parent, in the event an Adverse Recommendation Change has occurred;

(d)  by Parent, (i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is incapable of being cured or is not cured by the Company by the date that is 30 business days after receipt of written notice from Parent of such breach or failure (provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if Parent or Sub is then in material breach of any representation, warranty or covenant contained in this Agreement) or (ii) if any Legal Restraint which imposes any Restrictions on Parent and its Subsidiaries (including Sub and, after the Effective Time, the Surviving Corporation and its Subsidiaries), other than Permitted Restrictions, shall be in effect and shall have become final and nonappealable;

(e)  by the Company, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured or is not cured by Parent or Sub by the date that is 30 business days after receipt of written notice from the Company of such breach or failure (provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if the Company is then in material breach of any representation, warranty or covenant contained in this Agreement);

(f)  prior to receipt of the Stockholder Approval, by the Company in accordance with Section 4.02(b) if the Company (i) executes a definitive agreement with respect to such Superior Proposal and (ii) pays to Parent the Termination Fee, in each case, substantially concurrent with the termination of this Agreement; or

(g)  prior to receipt of the Stockholder Approval, by Parent, in the event the Board of Directors of the Company fails to publicly reaffirm its recommendation of the adoption of this Agreement within five business days of a written request by Parent for such reaffirmation following the Company’s or its Subsidiaries’ or Representatives’ receipt of a Takeover Proposal or any material change thereto.

SECTION 7.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last sentence of Section 5.02(a), Section 5.08, this Section 7.02 and Article VIII and except for any intentional and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement (which intentional and material breach and liability therefor shall not be affected by termination of this Agreement or any payment of the Termination Fee pursuant to Section 5.08(b)).  Notwithstanding anything herein to the contrary, the Company hereby waives any and all rights and claims against any Financing Sources and their respective affiliates and the Representatives of the Financing Sources and such affiliates (such entities, which, for the avoidance of doubt, do not include Parent or any of its affiliates, the “Financing Sources Related Parties”) in connection with this Agreement or the Financing, whether at law or in equity, in contract, in tort or otherwise, and agrees that it will not commence any actions or proceedings asserting any such rights or claims; provided, that the foregoing waiver and release shall not apply to any rights, claims or causes of action that the Company or any of its affiliates may have against the Financing Sources or the Financing Sources Related Parties for breach of any nondisclosure agreement that any Financing Sources Related Party may have entered into with the Company or its affiliates.

SECTION 7.03.  Amendment.  This Agreement may be amended by the parties hereto at any time, whether before or after the Stockholder Approval has been obtained; provided, however, that after the Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  Notwithstanding the foregoing, this Section 7.03, and Sections 7.02, 8.06(b), 8.09(b) and 8.10, of which the Financing Sources and the Financing Sources Related Parties are express third party beneficiaries, may not be amended, modified, supplemented or waived in a manner adverse to them without the express written consent of the Financing Sources.

SECTION 7.04.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein (to the extent legally permissible); provided, however, that after the Stockholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VIII

General Provisions

SECTION 8.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02.  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing (including email (provided that such email states that it is a notice delivered pursuant to this Section 8.02)) and shall be deemed given (a) when delivered by hand, (b) on the date sent by facsimile (with confirmation of transmission) or email of a PDF document if sent during normal business hours of the recipient or (c) three days after mailing by registered or certified mail (one business day in the case of express mail or overnight courier service), and in each case, addressed to a party at the following address (or at such other address for a party as shall be specified by notice given in accordance with this Section 8.02):

if to Parent or Sub, to:

Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, VA 22042 Facsimile: (310) 263-5182 Email: sheila.cheston@ngc.com
Attention: Sheila C. Cheston

with a copy to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Facsimile: (212) 474-3700 Email: fsaeed@cravath.com, eschiele@cravath.com
Attention:	Faiza J. Saeed, Esq. Eric L. Schiele, Esq.

if to the Company, to:

Orbital ATK, Inc.
45101 Warp Drive
Dulles, VA 20166
Facsimile: (703) 406-3509 Email: dwt@orbitalatk.com
Attention: David W. Thompson

with a copy to:

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004
Facsimile: (202) 637-5910
Email: john.beckman@hoganlovells.com and leslie.reese@hoganlovells.com
Attention:	John Beckman Les Reese

SECTION 8.03.  Definitions.  For purposes of this Agreement:

(a)  “affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such first person.

(b)  “Baseline Financials” means the most recent audited financial statements (including the notes thereto) included in the Filed SEC Documents.

(c)  “Benefit Plans” means all benefit and compensation plans, contracts, agreements, policies or arrangements sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or pursuant to which the Company or its Subsidiaries may have any liability, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Company Stock Plans, and all other employment, consulting (to the extent related to a natural person), retirement, termination or change in control agreements, supplemental retirement, profit sharing, deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock-based incentive, bonus, insurance, medical, welfare, fringe or other plans, contracts, policies or arrangements providing for benefits or remuneration of any kind, whether or not written.

(d)  “Company ESPP” means the Company’s 2016 Employee Stock Purchase Plan as in effect on the date of this Agreement.

(e)  “Company Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, has had a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: any state of facts, change, development, event, effect, condition, occurrence, action or omission to the extent resulting from or arising out of (i) any change, in and of itself, in the market price or trading volume of Company Common Stock or any failure, in and of itself, to meet internal projections or forecasts or published revenue or earnings predictions or guidance (it being understood that the facts or causes underlying or contributing to such change or failure shall be considered in determining whether a Company Material Adverse Effect has occurred or may occur, if not otherwise expressly excluded pursuant to this definition); (ii) changes in general economic, regulatory, legislative or political conditions, or in the financial, credit, securities or other capital markets in general (including changes in interest or exchange rates) in the United States or elsewhere in the world; (iii) changes or prospective changes in applicable Law or GAAP or changes or prospective changes in any interpretation of any of the foregoing; (iv) changes in the conditions generally of the industries in which the Company and its Subsidiaries conduct their respective businesses; (v) acts of war (whether or not declared), armed hostilities or terrorism, or any escalation or worsening (or de-escalation or improvement) of any acts of war (whether or not declared), armed hostilities or terrorism underway as of the date of this Agreement; (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions, pandemics or other natural disasters; (vii) any change or prospective change, in and of itself, in the Company’s or any of its Subsidiaries’ credit ratings (it being understood that the facts or causes underlying or contributing to such change or prospective change shall be considered in determining whether a Company Material Adverse Effect has occurred or may occur, if not otherwise expressly excluded pursuant to this definition); (viii) the negotiation or announcement of this Agreement or the pendency of the Merger and the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, employees (including any departure of any employee or officer) or regulators, or any litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated by this Agreement (it being understood that this clause (viii) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement or the performance of obligations under this Agreement); or (ix) the identity of, or any facts or circumstances specifically relating to, Parent or its Subsidiaries; provided, that, in the case of each of clauses (ii) through (vi), the Company and its Subsidiaries, taken as a whole, are not affected disproportionately relative to other participants in the industries in which they conduct their businesses.

(f)  “Company Personnel” means any current or former director, officer or employee of the Company or any of its Subsidiaries.

(g)  “Company Stock Plans” means the Company’s 2015 Stock Incentive Plan, the Alliant Techsystems Inc. 2005 Stock Incentive Plan, the Alliant

Techsystems Inc. Non-Employee Director Restricted Stock Plan, the Orbital Sciences Corporation Amended and Restated 2005 Stock Incentive Plan and the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan, in each case as in effect on the date of this Agreement.

(h)  “Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of August 30, 2017, between Parent and the Company.

(i)  “Controlled Affiliate” means the entity set forth on Section 8.03(i) of the Company Letter.

(j)   “Council Regulation” means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, Official Journal L 24, 29.01.2004.

(k)  as it relates to the Company, “knowledge” means, with respect to any matter in question, the actual knowledge of any officer of the Company or any other employee of the Company identified in Section 8.03(k) of the Company Letter.

(l)  “ERISA Affiliate” means an entity which is considered a single employer with the Company under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(m)  “FAR” means the U.S. Federal Acquisition Regulation.

(n)  “Financing Sources” means the entities that may commit to provide or otherwise enter into agreements in connection with the Financing, including any parties to any definitive agreements with respect to the Financing.

(o)  “Government Bid” means any offer, proposal, quotation or bid which, if accepted or awarded, would lead to a Government Contract.

(p)  “Government Contract” means, with respect to any person, any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement or other similar Contract, or other commitment or funding vehicle between such person and (i) a Governmental Entity, (ii) any prime contractor to a Governmental Entity or (iii) any subcontractor with respect to any Contract described in clause (i) or (ii).

(q)  “indebtedness” means any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) accounts payable to trade creditors and accrued expenses not arising in the ordinary course of business consistent with past practice, (iv) amounts owing as deferred purchase price for the purchase of any property, (v) capital lease obligations, (vi) obligations in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements, (vii) outstanding letters of credit, bank guarantees and similar contractual obligations or (viii) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (vii) above of any other person.

(r)  “Judgment” means any Federal, state or local, domestic or foreign, judgment, injunction, order, writ, ruling, determination, directive or decree (including a consent decree) of any Governmental Entity.

(s)  “Law” means any Federal, state or local, domestic or foreign statute, law, code, ordinance, rule or regulation of any Governmental Entity or any Judgment.

(t)  “Parent Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of Parent or Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(u)  “person” means any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity.

(v)  “Representatives” means, with respect to any person, its directors, officers, employees, investment bankers, attorneys, accountants and other advisors and other representatives.

(w)  a “Subsidiary” of any person means any other person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other person are, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other person is, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists.

SECTION 8.04.  Exhibits; Interpretation.  The headings contained in this Agreement or in any Exhibit hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.  The word “foreign” means relating to a jurisdiction other than the United States or any subdivision thereof, and includes multinational and supranational political unions.  Except as otherwise provided, the words “made available to Parent” or words of similar import refer to documents (i) posted to the Merrill virtual dataroom maintained by or on behalf of the Company and to which Parent’s Representatives have been granted access as of 5:00 p.m., New York time, on September 15, 2017 or (ii) delivered in person or electronically to Parent, Sub or their respective Representatives as of such time.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  References to a person are also to its permitted successors and assigns.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions in this Agreement.  All references to a person shall include any predecessor entities of such person.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or other electronic image scan transmission), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.06.  Entire Agreement; No Third Party Beneficiaries.  This Agreement (a) together with any Exhibit hereto and the Company Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, and (b) except for (i) Sections 7.02, 7.03, and 8.09(b) and 8.10, of which the Financing Sources and the Financing Sources Related Parties are express third party beneficiaries, and (ii) Section 5.06, is not intended to confer upon any person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise.

SECTION 8.07.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

SECTION 8.08.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Parent and Sub may assign, in their sole discretion, any of or all of their rights, interests and obligations under this Agreement to any affiliate of Parent, but no such assignment shall relieve the assigning party of any of its obligations under this Agreement if such assignee does not perform such obligations.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 8.09.  Consent to Jurisdiction; Service of Process; Venue.  (a)  Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) for the purposes of any Proceeding arising out of this Agreement or the Merger or any other transaction contemplated by this Agreement (and agrees that no such Proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts).  Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such person’s respective address set forth above shall be effective service of process for any Proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any Proceeding arising out of this Agreement or the Merger or any of the other transactions contemplated by this Agreement in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware) or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

(b)  Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it (i) will not bring or support any Proceeding, cross-claim or third party claim of any kind or description, whether in law or equity, whether in contract or tort or otherwise against the Financing Sources or the Financing Sources Related Parties arising out of or relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or the Financing Sources Related Parties in any way relating to this Agreement, shall be exclusively governed by, and constructed in accordance with, the internal laws of the State of New York, and (iii) the provisions of Section 8.10 relating to the waiver of jury trial shall apply to any such Proceedings.

SECTION 8.10.  Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the Financing.  Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.10.

SECTION 8.11.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, in any Delaware State court or the Federal court of the United States of America sitting in the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.12.  Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

SECTION 8.13.  Severability.  If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision hereof and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

NORTHROP GRUMMAN CORPORATION,

By:	/s/ Wesley G. Bush
	Name:	Wesley G. Bush
	Title:	Chairman, Chief Executive Officer and President

ORBITAL ATK, INC.,

By:	/s/ David W. Thompson
	Name:	David W. Thompson
	Title:	President and Chief Executive Officer

NEPTUNE MERGER, INC.,

By:	/s/ Steven D. Spiegel
	Name:	Steven D. Spiegel
	Title:	President

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ORBITAL ATK, INC.

FIRST:  The name of the corporation (hereinafter called the “Corporation”) is Orbital ATK, Inc.

SECOND:  The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801.  The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:  The total number of shares of stock which the Corporation is authorized to issue is 100 shares of common stock, having a par value of $0.01 per share.

FIFTH:  The business and affairs of the Corporation shall be managed by or under the direction of the board of directors of the Corporation (the “Board of Directors”), and the directors need not be elected by ballot unless required by the bylaws of the Corporation (the “Bylaws”).

SIXTH:  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend and repeal the Bylaws.

SEVENTH:  No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.  Notwithstanding the foregoing sentence, this provision shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.  No amendment to or repeal of these provisions shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

EIGHTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware.  All rights herein conferred are granted subject to this reservation.